DIA BRAS
exploration

07026032

RECEIVED
2007 AUG 16 A 10:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 14, 2007

Via Federal Express

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between June 1, 2007 through July 31, 2007.

If you have any questions please do not hesitate to contact me.

PROCESSED
AUG 21 2007
THOMSON
FINANCIAL

Sincerely,

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

8/17

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM JUNE 1, 2007 – JULY 31, 2007

Date	Name of Form
June 5, 2007	MD&A (French version)
June 5, 2007	Interim financial statements (French)
June 7, 2007	News release
June 7, 2007	News release
July 3, 2007	News release
July 3, 2007	News release
July 24, 2007	News release
July 26, 2007	Early warning report

File No. 82-34990

EXPLORATION DIA BRAS INC.
(UNE SOCIÉTÉ AU STADE DE L'EXPLORATION)
RAPPORT DE GESTION

Pour la période de trois mois terminée
le 31 mars 2007

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers consolidés non vérifiés pour la période de trois mois terminée le 31 mars 2007 et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la Société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois. Sauf indication contraire, toutes les valeurs monétaires divulguées dans ce rapport de gestion sont présentées en dollars canadiens.

1.1 DATE DU RAPPORT DE GESTION

Le rapport de gestion pour la période de trois mois terminée le 31 mars 2007 est en date du 30 mai 2007.

1.2 DIVULGATION D'INFORMATIONS PROSPECTIVES

Le rapport de gestion contient des énoncés prospectifs qui reflètent, à la date du rapport de gestion, les attentes, estimations et projections de la Société quant à ses opérations, à l'industrie minière en général et à l'environnement économique dans lequel elle évolue. Tout en étant raisonnables, ces énoncés comportent un certain élément de risque et d'incertitude de sorte qu'il n'y a aucune garantie qu'ils seront réalisés. Par conséquent, les résultats réels peuvent varier de façon importante de ceux mentionnés ou prévus dans ces énoncés prospectifs, et le lecteur ne devrait pas leur accorder une confiance exagérée.

1.3 FAITS SAILLANTS 1ER TRIMESTRE 2007

- Embauche d'un Vice Président exploration et lancement du programme d'exploration aux projets Bolivar et Cusi;
- Début d'un programme de forage prévoyant 50 000 mètres de forage dont 25 000 sur chacun des projets Bolivar et Cusi;
- La Société rencontre les obligations de travaux sur les propriétés La Bamba/San Miguel (District de Cusi) et attend la confirmation du gain de 50 % d'intérêt dans ce projet;
- Délai du début du premier échantillonnage en vrac à Cusi dû à des tests supplémentaires de récupération métallurgique effectués à l'usine de Malpaso;
- Les ventes de concentré totalisent 5,7 millions de dollars;
- Le nouveau circuit Triunfo est installé à l'usine de Malpaso fonctionne très bien augmentant la capacité de production à 850 tonnes par jour;
- Déménagement du siège social dans de nouveaux bureaux à Montréal.

1.4 NATURE DES ACTIVITÉS ET PERFORMANCE GLOBALE

Exploration Dia Bras inc. (la « Société ») est une société au stade d'exploration détenant des droits et des options sur près de 20 propriétés couvrant plus de 15 000 hectares dans l'État de Chihuahua, au Mexique.

Au cours du trimestre terminé le 31 mars 2007, la Société a lancé un programme d'exploration sur les deux projets soit le projet argentifère Cusi et le projet Bolivar sur chacun desquels 25 000 mètres de forage sont prévus en 2007.

Au cours de la période, la Société a poursuivi le programme d'exploitation pilote (le « programme pilote ») sur la propriété Mine Bolivar. Le programme a continué de générer des flux monétaires positifs, et les résultats du trimestre ont été environ tel que budgétés.

Une baisse soudaine des prix des métaux tôt en début 2007 a affecté de façon négative les résultats d'opération de la période ainsi que le règlement définitif de certaines expéditions de concentrés de 2006. Depuis les prix ont récupéré une bonne partie de la baisse subit ce qui devrait aider à éviter la matérialisation de pertes lors du règlement définitif.

Il est important de préciser que la propriété Mine Bolivar n'est pas au stade de la production commerciale, laquelle ne peut commencer avant la réalisation d'une étude de faisabilité qui devra établir la rentabilité économique de la propriété. La Société évalue à environ 24 mois la période de temps nécessaire pour amener la propriété Mine Bolivar au stade de production commerciale, mais rien ne garantit que cela se produira. Le programme pilote prendra fin avec l'achèvement de l'étude de faisabilité. D'ici à ce que la Société atteigne le stade de la production commerciale, les revenus provenant du programme pilote sont présentés en réduction des coûts et frais d'exploration reportés capitalisés à la propriété de la mine Bolivar. Si les revenus des ventes cumulées de concentrés du programme pilote excèdent les coûts et frais d'exploration cumulés y afférents, alors cet excédent est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, le cas échéant; ou iii) la propriété soit abandonnée. Cette politique s'appliquera à tout projet qui ferait l'objet d'un programme pilote.

Propriété de la mine Bolivar

La propriété et ses extensions ont demeuré la principale cible d'exploration de la Société dans la région de Cieneguita. Durant cette période de trois mois terminée le 31 mars 2007, les coûts et frais d'exploration et de développement se sont élevés à environ 6,4 millions de dollars.

Le sommaire des résultats du programme-pilote pour le 1er trimestre 2007 ont été les suivants :

Moyenne des prix de métaux *Zn : 1,57 $ US/lb* *Cu : 2,69 $ US/lb* ***Matériau traité***	**Tonnes**	**Production totale estimée[1)] en millions de $ US**	**Coûts d'opération directs au comptant[1)] en millions de $ US**
Réel	30 014	5,2	3,8
Prévision	24 000	4,2	3,2
Plus (moins)	6 014	1,0	0,6

Zinc	**Teneur moyenne %**	**Récupération %**	**Production de concentré de zinc (TMS)**	**Production[1)] en millions de $ US**
Réel	6,77	84,61	2 987	3,6
Prévision	7,50	92,20	2 718	3,0
Plus (moins)	(0,83)	(7,59)	269	0,6

Cuivre	**Teneur moyenne %**	**Récupération %**	**Production de concentré de cuivre (TMS)**	**Production[1)] en millions de $ US**
Réel	1,34	81,62	1 172	1,6
Prévision	1,50	79,20	967	1,2
Plus (moins)	(0,16)	2,42	205	0,4

Résultats financiers (non vérifiés)

	Période de trois mois terminée le 31 mars 2007
	en millions de $ US
Valeur de la production de concentré	5,2
Coûts d'opération monétaires directs	3,8
Marge d'opération monétaire directe	1,4

Valeur de production nette d'affinage et frais d'opération monétaires directs/tonne traitée (non vérifié)

	Exercice terminé le 31 mars 2007
	$ US
Revenus nets d'affinage[1]	173,25
Frais d'opération monétaires directs[1]	126,20
Marge d'opération monétaire directe[1]	47,05

[1] Mesures hors PCGR : La Société présente des renseignements sur la valeur de la production, la valeur de production nette d'affinage net par tonne, les coûts d'opération monétaires directs par tonne et la marge brute avant amortissement par tonne, même s'il s'agit de mesures non reconnues par les PCGR afin d'informer sur la valeur estimée des facturations futures et isoler la mesure des frais directs d'opération du programme pilote moins l'amortissement. La Société estime que ces informations additionnelles sont utiles mais qu'elles ne devraient pas substituer aux mesures de performance préparées conformément aux PCGR.

La Société vend toute sa production de concentrés à MRI Trading AG, une société privée de produits dérivés établie en Suisse, en vertu d'une convention d'achat de concentré standard. Les facturations totales à MRI au cours du premier trimestre se sont élevées à 6,5 millions de dollars (5,4 millions de dollars américains) et incluent des règlements finaux de livraison de 2006, qui ont été affectées par des diminutions des prix des métaux au début de 2007.

Au cours de la même période de 2006, la Société a traité 22 469 tonnes et produit 4 898 tonnes de concentré de zinc et 1 483 tonnes de concentré de cuivre pour une production d'une valeur totale de 5,3 millions de dollars américains. Pendant cette période la teneur du matériau était plus élevée et par conséquent, les flux monétaires également.

Le programme d'exploitation pilote fournit des données essentielles sur les coûts, la logistique, les teneurs, la récupération et la métallurgie qui serviront à l'étude de faisabilité de la propriété Bolivar. Son objectif à court terme est de générer suffisamment de fonds en provenance de la production de concentré de zinc et de cuivre pour financer le programme d'exploration et de mise en valeur de la mine Bolivar ainsi que de l'ensemble du projet Bolivar.

L'usine de Malpaso

Au cours de la période de trois mois terminée le 31 mars 2007, plusieurs essais techniques ont été effectués au nouveau circuit Triunfo à Malpaso. Ces tests avaient pour objectif principal d'améliorer à plus petite échelle, la récupération métallurgique du matériau des différentes propriétés de la région de Cusi avant d'entreprendre un programme d'échantillonnage en vrac à grande échelle. Ces tests ont démontré la nécessité d'ajouter certains équipements pour atteindre l'amélioration visée, ce qui a repoussé le début de l'échantillonnage en vrac au deuxième trimestre.

Le circuit d'une capacité de 500 tpj porte la capacité totale à Malpaso à 850 tpj. Un espace adjacent a été prévu afin d'accommoder un autre circuit semblable. La récupération sera obtenue de trois façons, soit par les cellules de flottation, un système de gravité et des tables de brassage.

a) Projet Cusi

Les objectifs pour Cusi en 2007 ont deux volets : i) définir suffisamment de minerai pour le traitement de 1 000 tpj pendant deux ans; et ii) découvrir un dépôt majeur.

Ces objectifs sont poursuivis en continuant le programme mis en place en juin 2006 qui consiste en :

- cartographie régionale,
- forage de définition,
- mise en valeur (dénoyage, remise en état des anciennes galeries souterraines, etc.) des mines anciennement exploitées et identification de ressources inconnues potentielles.

Géologie

De fait, le programme entrepris en 2006 se poursuivra étant donné qu'il prévoit un programme de reconnaissance à grande échelle, lequel n'a pu être achevé qu'à raison de 10 % en 2006 pour diverses raisons de logistique. La cartographie locale détaillée des structures et des veines qui constituent les divers indices du projet Cusi sera également réalisée, sur une échelle de 1:200.

Forage

Trois types de forage sont prévus pour Cusi. Le premier vise la définition de ressources; le second, le potentiel de découverte d'extensions aux ressources connues; et le troisième, l'identification de nouvelles cibles d'exploration.

Dans cette optique, le projet Cusi a été divisé en quatre zones : La India, San Miguel-La Bamba (option), Santa Edwiges-San Antonio et enfin, exploration Cusi.

Les sondages ont débuté avec trois foreuses au cours du trimestre.

Zone 1 - La India

Dans cette zone, quelque 2000 mètres de forage d'exploration (5 sondages) seront effectués pour identifier une minéralisation potentielle semblable à celle qui a été observée dans le forage DC06B012 (une intersection de 4,9 mètres à >3 355 g/t Ag, 0,56 g/t Au, 1,14 % Cu, 0,65 % Pb et 0,20 % Zn, y compris une section de 1,4 mètre titrant plus de 10 000 g/t Ag (se reporter au communiqué de presse du 3 octobre 2006). La minéralisation consiste en une veine de quartz blanc à gris foncé contenant 12 % de minerai vert (chlorure d'argent non identifié), à l'intérieur de tuf bréchique dacitique minéralisé avec de l'hématite, de la pyrite et de l'oxyde, avec kaolinisation au contact de la veine.

Zone 2 - Santa Edwiges (option)

La zone Santa Edwiges fait présentement l'objet de forage et de développement souterrains par le groupe minier. L'équipe d'exploration poursuivra la vérification du potentiel sous les zones de minéralisations de sulfure connues et les anciennes galeries. La minéralisation sulfurée compte des teneurs allant jusqu'à 6 % combinées de plomb-zinc sur des largeurs de 1 à 5 mètres. On entreprendra donc environ 2 800 mètres de forage dans 7 à 8 sondages afin d'identifier des extensions possibles aux minéralisations connues.

Dans la région San Antonio-San Marina (partie de Santa Edwiges), il faudra forer 2400 mètres dans 6 sondages afin de définir des ressources additionnelles à l'intérieur des limites actuelles de la fosse et latéralement à celles-ci.

De plus, un programme de forage d'exploration vérifiera les niveaux verticaux de 100 à 300 mètres de la mine afin d'identifier des ressources possiblement laissées en place qui apparaissent sur les anciennes sections longitudinales de la mine Santa Marina lors d'exploitations minières précédentes.

Mine Promontorio (option)

On procède présentement au dénoyage de la mine Promontorio pour avoir accès aux niveaux 5 et 7. De plus, la compilation géologique des travaux historiques se poursuit en vue d'identifier rapidement des cibles de forage dans la région de la mine. On prévoit le forage de quelque 5000 mètres dans cette région.

Zone 3 - San Miguel-La Bamba (option)

Deux programmes de forage sont prévus dans cette zone.

Le premier programme, qui a déjà débuté, vise la définition de ressources sous les limites actuelles des fosses à ciel ouvert (et latéralement à celles-ci) et comprend de 4 à 8 sondages (environ 500 à 800 mètres au total).

Le second programme vérifiera l'extension potentielle des ressources connues San Miguel-La Bamba à des profondeurs verticales variant de 100 à 300 mètres.

ACTIVITÉS D'EXPLORATION AU COURS DE LA PÉRIODE DE TROIS MOIS TERMINÉE LE 31 MARS 2007

La propriété Cusi s'étend sur 79 kilomètres carrés et fait l'objet d'un vaste programme d'exploration à plusieurs niveaux, comprenant, entre autres, de la cartographie détaillée et régionale, de l'échantillonnage géochimique, l'ouverture de tranchées, des forages, etc.

De janvier à mars 2007, 3 801 mètres de forage au diamant ont été effectués sur la propriété Cusi et 780 échantillons de demi-carotte ont été expédiés pour analyse.

Du total de mètres forés, 418,9 l'ont été à Santa Edwiges, 940 à San Antonio, 1 616,3 à San Nicolas et 826 mètres à La Bamba.

Les faits saillants de ce programme de forage proviennent de la région Santa Marina-San Bartolo, où le forage DC7B89 a entrecoupé 6,6 mètres titrant 2,6 g/t Au, 759 g/t Ag, 0,5 % Cu, 2,0 % Pb, et 2,55 % Zn. Cette intersection, combinée à des échantillons de surface pris de façon aléatoire (grab) et des échantillons de rainure prélevés par saignée (chips channel) dans la région avoisinante de San Nicolas-Bartolo, où des teneurs allant jusqu'à 1,97 g/t Au et 568 g/ Ag ont été enregistrées, pourrait indiquer une nouvelle zone minéralisée potentielle comportant une minéralisation aurifère.

La réhabilitation de la rampe d'accès à la mine Santa Edwiges permet l'accès souterrain.

La India

Peu de travaux y ont été faits au cours du trimestre.

Santa Edwiges (option)

De janvier à mars 2007, la réouverture des anciennes galeries s'est poursuivie de même que la réhabilitation de la rampe pour accéder au minerai sulfuré riche en argent. L'ancienne rampe a été élargie et préparée en vue d'un échantillonnage en vrac qui vient de commencer.

Mine Promontorio (option)

De janvier à mars 2007, le dénoyage s'est poursuivi et le niveau d'eau a été ramené au 5e niveau. La compilation des données historiques a permis d'identifier des ressources de minerai potentielles non corroborées entre les niveaux 7 et 9 de la mine et a permis d'initier un important programme de forage qui sera effectué au cours des deuxième et troisième trimestres.

La Bamba et San Miguel (options)

La Société a rempli les engagements de travaux en vue d'acquérir une première tranche d'intérêt de 50 %, dans ces propriétés. L'état des dépenses d'exploration encourues à ce jour sur ces propriétés a fait l'objet d'une approbation préliminaire. Après l'approbation finale, qui est attendue sous peu, Dia Bras lèvera l'option principale qui lui donne droit d'acquérir 50 % des propriétés. La Société a une option lui donnant droit d'acquérir un intérêt additionnel de 20 % en encourant des dépenses cumulatives de 4 000 000 $ US avant novembre 2008.

De janvier à mars 2007, cette zone a été le site d'un programme d'exploration et d'échantillonnage en vrac à grande échelle permettant une estimation de ressources. Un programme de forage au diamant de 826 mètres a été effectué et un échantillon en vrac à été expédié à l'usine de Malpaso pour des essais métallurgiques et de récupération du minerai.

Comme il a été mentionné précédemment, le traitement à grande échelle n'a pas encore débuté.

De plus, la cartographie et l'échantillonnage en rainure par saignée dans l'accès souterrain historique sous La Bamba, connue sous le nom de fosse Las Cabras, a permis de cartographier environ 135 mètres de roche bréchique semblable au matériau qui a été exploité dans la fosse à ciel ouvert de La Bamba. Les résultats d'analyse devraient être disponibles au cours du deuxième trimestre.

b) Projets Bolivar

Exploration

Le projet Bolivar est à un stade d'exploration avancé avec un projet d'exploitation pilote d'environ 350 tonnes par jour de matériau de cuivre et de zinc (argent). La cartographie géologique sur une grande échelle, combinée à la définition de ressource et au forage de reconnaissance réalisé en 2006, a identifié quelques corps minéralisés économiques et d'importantes structures minéralisées dignes de suivi.

On retrouve du skarn et des chantiers de mine de façon presque continue sur une zone d'affleurement minéralisée en direction nord-ouest sud-est sur une étendue longitudinale d'au moins 3 kilomètres. Du nord-ouest au sud-est, on trouve : la mine Bolivar (qui comprend Bolivar Nord-Ouest; Bolivar, avec les trois zones à haute teneur, Fernandez, Rosari-Rodolfo et Breccia Linda; et Bolivar Sud, avec des ressources indiquées de magnétite-Cu), El Gallo où du forage est présentement en cours; La Increíble, avec des minéralisations en Cu-Zn dans des roches volcanique andésitique bréchifiées et très fracturées; La Montura qui a fait l'objet de quelques sondages; et Area Central, la Pequeña, Arizona et El Val/Aliso.

L'information géophysique et géologique, ainsi que les travaux souterrains tendent à indiquer que les structures croisées nord-ouest/sud-est et nord-est/sud-ouest semblent présenter quelques colonnes minéralisées de teneur plus élevée. On peut également observer le modèle à la surface en traçant des lignes de Bolivar à El Gallo et de La Increíble à El Gallo. On croit que les fractures nord-ouest sud-est pourraient avoir été des sources d'alimentation le long desquelles le fluide minéralisé aurait percolé.

Géologie

La cartographie commencée en 2006 se poursuit et couvrira les éléments suivants :

- La priorité, à l'heure actuelle est la cartographie régionale de la région d'El Gallo, de la granodiorite au contact UVG, entre La Increíble et El Val, à une échelle de 1:2000. Au fur et à mesure de l'exécution de la cartographie, des échantillons pris par saignée (chip) de la roche seront prélevés pour analyse géochimique, y compris des analyses pour les métaux de base et précieux de même que pour la recherche géochimique (chimie roche totale (d'éléments majeurs et trace) détermination radiométrique de l'âge).

- La cartographie détaillée de plusieurs zones minéralisées à une échelle de 1:200 sera faite.

- La cartographie de la région au nord et au nord-ouest du Tiro de Bolivar est également très importante car il est possible que des cibles potentielles de forage puissent être identifiées dans cette région.

- La cartographie de reconnaissance du sud-est de El Val, par hélicoptère pour plus d'efficacité, sera faite en vue d'identifier et de localiser sur une carte les occurrences de skarn dans la région. L'Identification de ces régions démontrera le potentiel d'exploration important le long de l'axe minéralisé Bolivar.

Forage au diamant

Un important programme de forage au diamant a été entrepris et mettra l'accent sur trois aspects importants du programme d'exploration. Le forage visera d'abord à définir des ressources, cherchera ensuite à augmenter les ressources connues et enfin, à explorer de nouvelles structures potentiellement porteuses de minerai.

Le calcul des ressources de minerai sera effectué sous la direction de Jacques Marchand, Ing., consultant interne de Dia Bras et personne qualifiée selon la définition du règlement 43-101, et du groupe d'exploration minière de la Société.

Le programme visant à accroitre les ressources a été élaboré de façon à ce que les forages forment un hexagone de 175 mètres sur 50 mètres, et ceci afin de pouvoir vérifier une surface plus importante de la géologie reconnue comme favorable, particulièrement dans la région de La Increíble et El Gallo. Ce programme de forage systématique permettra l'interception de zones de fracture minéralisée ou porteuses de minerai qui pourraient, le cas échéant, faire l'objet de forage de suivi.

La direction et le pendage apparents de l'enveloppe des lentilles de minerai est généralement 110/330, alors que les structures générales des zones porteuses de minerai sont surtout orientées à 340 avec un pendage vers le nord-est. Le modèle structural tiré de ces observations correspond fondamentalement à un losange orienté principalement nord-ouest/sud-est avec une structure croisée nord-nord-est/sud-sud-ouest. La direction structurale s'observe à l'échelle de la mine ainsi que sur un modèle plus régional. Ce modèle semble contrôler la minéralisation dans la région de Bolivar et impose directement le modèle hexagonal de forage.

Pour compléter ce programme, des sondages peu profonds (<200 mètres verticalement) pourraient être forés pour terminer le forage intercalaire de la minéralisation du skarn inférieure dans le voisinage de El Gallo. Ces sondages doivent être forés afin d'obtenir suffisamment de données de forage pour permettre de calculer des ressources pour les skarns supérieur et inférieur dans cette région.

Enfin, le contact stratigraphique entre l'Unité de Skarn Inférieure et la Granodiorite entre El Gallo et El Val fera l'objet d'un programme de forage suffisant pour démontrer le potentiel de cette région. Un programme de forage de 6 à 10 sondages d'exploration le long de la structure El Val est considéré prioritaire. Le forage en profondeur de El Val qui débutera prochainement de même qu'une série de sondages étagés vers le nord-ouest à intervalles de ±300 mètres fourniront de l'information sur la profondeur jusqu'au granite, altération et/ou minéralisation des unités de skarn supérieure et inférieure, et sur l'épaisseur de la section skarn/carbonate.

Depuis janvier 2007, environ 4539 mètres de forage au diamant ont été effectués : 1 499 souterrains et 3 040 de la surface.

Les faits saillants proviennent du forage souterrain dans la zone Selena récemment découverte où le forage DB07BM070 a entrecoupé 21,0 mètres titrant 3,3 % Cu et 22,3 % Zn dans la direction Fernandez. De plus, 4 sondages ont entrecoupé du sulfure massif dans la direction Rosario, où la meilleure section comportait 8 mètres titrant 33,8 % Zn et 0,7 % Cu. Les lentilles Fernandez et Rosario font partie de l'Unité de skarn supérieure à Bolivar. D'autres résultats de forage seront disponibles au cours du prochain trimestre.

1.5 INFORMATION ANNUELLE CHOISIE

	Exercice terminé le 31 décembre 2006 $	**Période de neuf mois terminée le 31 décembre 2005 $**	**Exercice terminé le 31 mars 2005 $**
Ventes de concentré[1)]	35 588 838	5 562 402	-
Radiation d'actifs miniers	280 117	615 658	481 706
Perte	1 913 016	2 096 165	2 095 804
Perte par action	0,02	0,04	0,05
Actif total	52 750 931	25 420 216	20 668 572
Fonds de roulement	27 735 607	4 271 832	3 649 779
Trésorerie et équivalents de trésorerie	19 704 587	3 556 961	2 954 870

[1)] Conformément à la convention comptable, les revenus provenant des ventes de concentré du programme pilote réalisées au cours de la période pré-commerciale sont comptabilisés en déduction des coûts et frais d'exploration reportés y afférents, de sorte qu'ils ne paraissent pas à l'état des résultats et déficit consolidés.

1.6 RÉSULTATS D'EXPLOITATION

Siège social

Au cours du premier trimestre, la Société a aménagé dans ses nouveaux locaux corporatifs à Montréal dans le but de faciliter les opérations dans leur ensemble et offrir plus d'espace de travail. Au cours de la période de trois mois terminée le 31 mars 2007, la Société a enregistré une perte de 1 423 231 $ (0,01 $ l'action) comparativement à une perte de 490 467 $ (<0,01 $ l'action) en 2006.

L'augmentation importante de la perte résulte principalement de l'application de la nouvelle norme comptable relative aux instruments financiers. Au cours de la période, la Société a enregistré une perte sur variation de valeur des instruments financiers de 1 282 415 $ relative à la facturation définitive et au changement de la valeur estimée pour facturation définitive. Avant le 1er janvier 2007, tout changement de valeur survenue à la facturation définitive ou au changement de valeur estimée de la provision pour facturation définitive était comptabilisée comme un ajustement aux ventes. Comme la Société applique les revenus provenant des ventes de concentré en réduction des coûts et frais reportés afférents au projet avant le début de la production commerciale, ces changements n'avaient aucun impact sur les résultats d'opération.

Les frais d'administration se sont élevés à 242 601 $ comparativement à 127 682 $ pour la même période en 2006. Cette augmentation s'explique par des hausses de salaires et du nombre d'employés, augmentation des frais de bureau suite au déménagement, frais de réseau et de communication, augmentation de la provision pour taxe sur le capital et des frais de voyages.

La perte comprend également le coût hors caisse de la rémunération à base d'actions de 41 994 $ (496 456 $ en 2006). Au cours de la période, seulement 40 000 options ont été octroyées comparativement à 2 700 000 à la même période en 2006.

La Société a été encore très active au niveau du développement des affaires en rencontrant les institutions financières à travers le Canada et débutant ces mêmes activités aux Etats-Unis, principalement à New York et à Boston. Elle a de nouveau participé à la convention minière internationale de Toronto (PDAC) et continuera ses efforts en ce sens au cours de l'année.

Les dépenses des activités de relations avec les investisseurs et du développement corporatif se sont élevées à 99 607 $ au cours de la période une hausse de 37997 $ par rapport à 2006.

Les autres frais corporatifs ont été constants avec ceux de 2006 et avec le budget.

Au cours de la période, les ventes de concentrés (y compris la provision pour facturation finale) se sont élevées à 5,7 millions de dollars. Le programme a généré un flux monétaire de 1,4 million de dollars qui a été utilisé aux activités d'exploration et paiements de propriétés.

Résultats du programme d'exploitation pilote à Bolivar

Au cours du premier trimestre terminé le 31 mars 2007, la Société a traité 30 014 TMS de matériau titrant en moyenne 6,77 % zinc et 1,34 % cuivre, et a produit 2 987 TMS de concentré de zinc et 1 172 TMS de concentré de cuivre pour une production totale estimée à 6,1 millions de dollars (5,2 millions de dollars américains) comparativement à 6,1 millions de dollars (5,3 millions de dollars américains) au trimestre correspondant de 2006. Les ventes totales se sont élevées à 5,7 millions de dollars comparativement à 5,6 millions de dollars pour la même période en 2006. Les coûts d'exploitation directs se sont élevés à 4,5 millions de dollars (3,8 millions de dollars américains) comparativement à 2,75 millions de dollars (2,4 millions de dollars américains) au trimestre correspondant de 2006. L'augmentation des coûts s'explique par la plus grande quantité de matériau transporté du site Bolivar à l'usine Malpaso ainsi que les frais de démarrage du nouveau circuit.

Les teneurs enregistrées au cours du premier trimestre sont inférieures aux prévisions internes de la Société soient 7,5 % pour le zinc et 1,5 % pour le cuivre ainsi qu'aux teneurs pour la période correspondante de 2006 soient 16,3 % pour le zinc et 2,9 % pour le cuivre. À ce moment-là, la Société avait exploité une zone à haute teneur et avait voulu profiter de la hausse des prix des métaux pour augmenter sa situation de trésorerie.

La Société a poursuivi le développement d'accès à la minéralisation et par le fait même a traité, au cours de la période, du matériau à plus faible teneur. Le programme d'exploitation pilote est très sensible au teneur et prix des métaux. La Société suit de très près la valeur *in situ* du matériau afin de s'assurer du bien fondé de transporter du matériau à plus faible teneur. La direction examine des alternatives afin de tenter de réduire le volume de matériau transporté, en dépistant sur le site, le matériau non minéralisé afin d'éviter une dilution du matériau.

Les flux monétaires générés par le programme pilote ont été utilisés pour les activités d'exploration et de mise en valeur de la propriété. Toute la production de concentré est livrée et vendue à MRI Trading AG en vertu d'une convention d'achat standard de concentré. Le prix de vente total est provisoirement établi et 90 % de la valeur de vente ainsi estimée est facturé à la date de la livraison, la facturation définitive étant effectuée plus tard à la date de cotation définitive des concentrés. Le paiement des factures est généralement reçu dans les 48 à 72 heures suivant la date de facturation.

1.7 Résumé des résultats trimestriels

Trimestre terminé le	Perte $	Perte par action $
31 mars 2007	1 423 231	0,01
31 décembre 2006	417 065	< 0,01
30 septembre 2006	406 545	< 0,01
30 juin 2006	709 539	< 0,01
31 mars 2006	379 867	< 0,01
31 décembre 2005	1 287 232	0,02
30 septembre 2005	471 501	< 0,01
30 juin 2005	337 432	< 0,01

1.8 Liquidités

Le fonds de roulement de la Société au 31 mars 2007 s'établit à 22 612 768 $, dont 16 274 172 $ en trésorerie et équivalents de trésorerie comparativement à 27 735 607 $ et 19 704 587 $, respectivement, au 31 décembre 2006. Le niveau de fonds de roulement est suffisant pour supporter les opérations courantes et le programme d'exploration prévu pour 2007.

Au 31 mars 2007, le poste Taxe à la consommation et autres débiteurs s'élève à 3 254 632 $ (3 981 826 $ au 31 décembre 2006) et est principalement constitué du montant de taxe sur les intrants recouvrable au Mexique. La Société doit encore composer avec des retards dans la récupération de l'IVA (taxe de vente locale) principalement celle de 2005. Au 31 mars 2007, aucune provision pour mauvaise créance n'a été comptabilisée sur les montants à recevoir.

Les comptes débiteurs s'élevaient 927 697 $ au 31 mars 2007 (3 347 046 $ au 31 décembre 2006) incluant une provision négative pour facturation définitive de (261 764) $ due à la baisse des prix des métaux au premier trimestre de 2007 qui a eu un impact négatif sur l'évaluation de la provision au 31 mars 2007 (1 778 363 $ au 31 décembre 2006). La facturation définitive pourrait être plus ou moins élevée selon la fluctuation des prix des métaux.

Les comptes créditeurs et frais courus s'élèvent à 1 352 900 $ (830 978 $ au 31 décembre 2006) et représentent principalement le solde de transactions d'opérations courantes. Une provision de 50 000 $ pour amélioration locative a été enregistrée dans l'attente de la facturation finale du propriétaire.

1.9 Source de financement, activités de financement et d'investissement

La disponibilité des fonds dépend en partie du marché des capitaux. Les principales sources de financement de la Société sont l'émission de capital-actions et la vente de concentré en raison du programme pilote à Bolivar.

Au cours de la période de trois mois terminée le 31 mars 2007, la Société n'a pas complété de placement privé. Un montant de 218 000 $ a été encaissé à la suite de l'exercice de 374 750 options d'achats d'actions.

Le programme pilote à Bolivar a généré des ventes de 5,7 millions de dollars et des encaissements sur ventes de 1,6 million de dollars dont les flux monétaires positifs ont servi, entres autres, à la mise en valeur et à l'exploration à Bolivar.

Au cours de l'exercice, la Société a investi 2,8 millions en dépenses de capital dont 2,1 millions de dollars en machinerie et équipements miniers.

1.10 ENGAGEMENTS FINANCIERS

Les engagements financiers de la Société sont les suivants :

- En février 2004, la Société a signé conjointement avec deux autres sociétés un bail de cinq ans comportant un loyer annuel d'environ 150 000 $. Les trois sociétés se partagent également le loyer en fonction de l'espace occupé;
- Un bail de cinq ans pour des espaces de bureau à un loyer annuel de 60 000 $; et
- L'exercice des diverses options que la Société détient sur les propriétés entraînerait les paiements suivants :

Années	Montant $ US
2007	2 535 000
2008	2 250 000
2009	2 562 500

1.11 ARRANGEMENTS HORS BILAN

La Société n'a conclu aucun arrangement hors bilan.

1.12 OPÉRATIONS ENTRE APPARENTÉS

Au cours de la période de trois mois terminée le 31 mars 2007, des sociétés contrôlées par des dirigeants de la Société ont fourni des services de gestion de projet et des services corporatifs. Ces services sont indispensables pour la Société et ont été comptabilisés à la valeur d'échange.

1.13 NOUVELLES CONVENTIONS COMPTABLES ET ADOPTION INITIALE

Instruments financiers – résultats étendus

Dia Bras a adopté, à compter du 1er janvier 2007, les nouvelles normes comptables du Manuel de l'Institut Canadien des Comptables Agréés relatives aux instruments financiers : « Résultats étendus » (chapitre 1530); « Capitaux propres » (chapitre 3251); et « Instruments financiers – Comptabilisation et évaluation » (chapitre 3855).

Chapitre 1530 – Résultats étendus
Le chapitre 1530 présente les nouvelles normes relatives à la présentation de certains produits, charges, gains ou pertes découlant d'opérations et d'autres événements autres qu'en rapport avec les propriétaires, qui ne seraient autrement constatés immédiatement dans les résultats, dans un état des résultats étendus. Cet état doit maintenant faire partie du jeu d'états financiers. L'incidence nette du résultat étendu (bénéfice

ou perte) est présentée dans les Capitaux propres au bilan consolidé sous la rubrique « Cumul des autres éléments du résultat étendu ».

Chapitre 3855 – Instruments financiers – Comptabilisation et évaluation
Un des principes de base du chapitre 3855 est que la juste valeur représente la mesure la plus pertinente dans le cas des instruments financiers.

Les actifs financiers doivent être répartis dans l'une des quatre catégories suivantes :

- Détenus jusqu'à échéance (évaluation au coût)
- Prêts et créances (évaluation au coût après amortissement)
- Détenus à des fins de transaction (évaluation à la juste valeur et constatation immédiate dans les résultats de toute variation de la juste valeur)
- Disponibles à la vente, y compris les instruments de capitaux propres, des instruments détenus jusqu'à échéance qu'une entité désigne comme disponibles à la vente et tout actif financier qui n'entre dans aucune autre catégorie (évaluation à la juste valeur et variations dans la juste valeur cumulées dans le « Cumul des autres éléments du résultat étendu » jusqu'à la cession de l'actif.

Les passifs financiers qui comprennent la dette à long terme et autres instruments semblables, doivent être comptabilisés au coût amorti, sauf ceux qui sont détenus à des fins de transaction, qui doivent être évalués à la juste valeur.

Ventes de concentré - À compter du 1er janvier 2007, les ajustements relatifs à la facturation finale sont comptabilisés dans les états des résultats et du déficit consolidés plutôt qu'à titre d'ajustement du montant de ventes de concentré qui, avant la mise en production commerciale, sont comptabilisées en réduction des frais d'exploration reportés correspondants.

La variation de la provision pour règlement final qui est due à la variation du cours du marché des produits de base et des taux de change est également comptabilisée dans les états des résultats et du déficit consolidés.

1.14 PRINCIPALES POLITIQUES COMPTABLES

Instruments financiers – Comptabilisation et évaluation

Se référer à la note 1.13.

Cette politique représente une politique principale car elle a un impact sur les résultats d'opérations consolidés, car l'instrument dérivé incorporé inclus dans les contrats de ventes de concentrés devra être évalué à la valeur marchande à la date de chaque bilan avec les changements correspondants de valeur enregistrés dans l'état des résultats et du déficit consolidés. Avant le 1er janvier 2007, le changement de valeur à la date de règlement définitif était comptabilisé comme un ajustement aux ventes et ainsi en réduction des coûts et frais d'exploration reportés y afférents conformément à la politique comptable de la Société.

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuel, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les éléments pour lesquels la direction utilise son jugement sont les provisions pour mauvaises créances, les évaluations d'actifs miniers, les passifs éventuels et les impôts futurs. Les résultats réels peuvent différer de ces estimations de façon importante.

Actifs miniers

Les actifs miniers sont composés de droits et d'options pour acquérir un intérêt dans des propriétés minières, de frais d'exploration reportés, de terrain, de bâtiments et d'équipements d'exploration, de stocks de fournitures qui serviront à l'exploration et de dépôts sur de futurs actifs miniers. Tous les coûts directement liés aux projets à l'étranger sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée; à ce moment, ces coûts sont transférés aux immobilisations corporelles. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La direction a défini l'incertitude de la façon suivante : lorsqu'il n'y a pas de ressources financières disponibles pour le développement pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats et déficit consolidés. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote avant le début de la production commerciale sont présentés en réduction des coûts et frais d'exploration reportés et sont reconnus une fois les conditions suivantes satisfaites :

- des preuves convaincantes d'une entente existent;
- la livraison a eu lieu selon les termes de l'entente;
- le prix est fixé ou déterminable; et
- le recouvrement est assuré de façon raisonnable.

Les concentrés de la Société sont vendus en vertu d'ententes qui prévoient que le prix de règlement définitif est déterminé par le prix du marché à une période postérieure à la date de la vente. Le prix du concentré est provisoirement établi à la date de la vente basé sur un prix de marché futur en fonction de la date prévue de règlement définitif. Les variations subséquentes du prix sont comptabilisées dans l'état des résultats et du déficit consolidés.

Si les revenus cumulés des ventes de concentré du programme pilote excèdent les coûts et frais d'exploration y afférents, alors cet excédent est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, le cas échéant; ou iii) la propriété soit abandonnée.

La Société prévoit le début de la production commerciale à la propriété Mine Bolivar au plus tard à la fin de l'exercice financier 2009. La production commerciale a été définie comme étant le stade auquel la Société atteint un niveau de production de 65 % pendant une période continue de 90 jours au cours d'une période d'au plus six mois. Le niveau de production sera calculé sur la capacité totale d'une usine sur le site.

La mise en valeur de la mine et la construction de l'usine sur le site sont prévues commencer vers le milieu de 2008 après une étude de faisabilité à être commandée en 2007.

Ceci représente une politique comptable principale du fait qu'elle a un impact sur la présentation des revenus et dépenses relatives aux activités minières, qui sont actuellement présentées en réduction des frais d'exploration reportés au lieu d'être inclus dans la détermination du bénéfice net dans l'état des résultats et du déficit.

Le stock de concentré du programme pilote est comptabilisé au moindre du coût et de la valeur nette de réalisation.

Obligations liées à la mise hors service d'immobilisations

Les obligations liées à la mise hors service d'immobilisations sont comptabilisées à leur juste valeur dans la période au cours de laquelle la Société contracte une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts de cette obligation sont ajoutés à la valeur comptable de l'actif et amortis sur la durée restante de sa vie utile. La valeur actualisée est ajustée en utilisant un taux d'intérêt sans risque.

Ceci représente une politique comptable principale. En effet, la Société, basée sur sa revue du statut de ses opérations sous les lois environnementales en vigueur au Mexique, a déterminé qu'elle n'avait actuellement aucune obligation liée à la mise hors service d'immobilisations et par conséquent n'a pas comptabilisé de provision à cet égard.

Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans la période où elle naîtra.

1.15 Instruments financiers et autres

La Société n'utilise pas d'instruments dérivés.

1.16 Risques et incertitudes

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la Société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la Société résulteront dans la découverte de gisements commercialement rentables.

La Société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

Titres de propriété

La Société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la Société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

Besoins en capitaux

L'exploration, la mise en valeur, le traitement et l'exploitation des propriétés de la Société exigeront un financement supplémentaire considérable. Les seules sources de fonds disponibles pour la Société sont l'émission de capital-actions additionnel, l'emprunt et la vente de concentré. Il n'existe aucune assurance que de tels financements seront disponibles à la Société ni qu'ils le seront selon des modalités favorables à la Société ou qu'ils seront suffisants pour répondre aux besoins de la Société, ce qui pourrait avoir une incidence négative sur les affaires de la Société et sur sa situation financière. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production sur l'une ou l'ensemble des propriétés de la Société, et même occasionner la perte de sa participation dans une propriété.

Réglementation et exigences environnementales

Les activités de la Société nécessitent l'obtention de permis auprès de diverses autorités gouvernementales et sont régies par des lois et des règlements sur l'exploration, la mise en valeur, l'exploitation, la production, les exportations, les impôts, les normes du travail et la sécurité au travail ainsi que sur l'environnement et autres questions. Des coûts supplémentaires et des retards peuvent être occasionnés par la nécessité de se conformer aux lois et règlements. Si la Société ne pouvait obtenir ou renouveler les permis ou approbations, elle pourrait être forcée de réduire ou cesser ses activités d'exploration ou de mise en valeur.

Risque des prix des métaux

La Société est exposée au risque lié au prix des métaux quant à la variation des prix des concentrés produits étant donné que le prix de règlement définitif est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société n'utilise pas d'instruments dérivés pour éliminer le risque.

Risques non assurés

Les activités de la Société sont sujettes à certains risques et dangers, dont des conditions environnementales difficiles, des accidents industriels, des conflits de travail, des conditions géologiques inusitées ou inattendues, des glissements de terrain ou de talus, des éboulements et des phénomènes naturels tels que des conditions météorologiques défavorables, des inondations et des tremblements de terre. De tels événements pourraient occasionner des dommages environnementaux ou autres aux propriétés ou installations de production de la Société ou aux propriétés d'autres sociétés, des retards dans l'exploitation minière, des pertes monétaires, et de possibles responsabilités légales.

Risque de change

La Société réalise ses ventes de concentré et une partie de ses achats principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs, les taxes à la consommation et autre débiteurs, les comptes créditeurs et frais courus, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et les équivalents de trésorerie, les débiteurs et les taxes à la consommation et autres débiteurs. La Société conserve la majorité de sa trésorerie et les équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, le risque de crédit relié à la non performance des tierces parties est faible. La totalité du compte débiteur de la Société est due par un seul client et est sujet à un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente, selon la direction, un risque de crédit normal.

Risque de taux d'intérêt

Les débiteurs, les taxes à la consommation et autres débiteurs ainsi que les comptes créditeurs et frais courus de la Société ne portent pas intérêt. La trésorerie et les équivalents de trésorerie portent intérêt à des taux variables et fixes.

1.17 PERSPECTIVES

La Société poursuivra son programme d'exploration sur les projets Bolivar et Cusi qui prévoit 50 000 mètres de forages (25 000 sur chaque projet), de la compilation de données, de la cartographie géologique de surface et sous terre et de l'échantillonnage géochimique. Des résultats additionnels seront obtenus et publiés au cours du prochain trimestre.

L'échantillonnage en vrac vient de débuter et sera amplifier au cours des prochaines semaines.

La Société continuera à faire face à des défis important tels que la compréhension des différentes structures géologiques et la grande surface d'exploration à Cusi.

La Société continue les travaux afin de compléter l'étude de faisabilité à Bolivar pour confirmer une décision de construire une usine sur le site et préparer le développement et les infrastructures nécessaires qui pourront permettre le commencement de la production commerciale vers la fin 2008 ou début 2009.

Les objectifs de 2007 sont les suivants :

- Poursuivre les programmes d'exploration dans la région de Bolivar et de Cusi avec l'objectif de tester le potentiel attendu et peut-être faire une découverte majeure;
- Effectuer 50 000 mètres de forage au diamant, dont 25 000 mètres à Bolivar et 25 000 à Cusi;
- Programme pilote de Bolivar - extraire et traiter 129 000 TMS de matériaux titrant en moyenne 7,5 % Zn et 1,5 % Cu;
- Compléter une étude de faisabilité afin de recueillir les paramètres pour une production à grande échelle incluant la construction d'une usine appropriée sur le site minier; et
- Initier un programme d'échantillonnage en vrac et éventuellement un programme pilote au projet Cusi afin de commencer de produire et vendre un concentré d'argent.

1.18 CONTRÔLE ET COMMUNICATION DE L'INFORMATION

Il n'est survenu aucun changement concernant le contrôle interne à l'égard de l'information financière au cours du trimestre terminé le 31 mars 2007 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

1.19 AUTRES

a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site Web de la Société à www.diabras.com.

b) i) RÈGLEMENT 51-102 - PAR. 5.3

Analyse des coûts et frais d'exploration reportés :

	Bolivar $	Cusi $	Promontorio $	Pour la période de trois mois terminée le 31 mars 2007 Total $	Pour l'exercice terminé le 31 décembre 2006 Total $
Solde au début de la période	3 285 792	7 188 433	1 197 930	11 672 155	13 537 347
Coûts et frais d'exploration reportés					
Coûts d'acquisition et frais y afférents	44 140	-	-	44 140	3 491 849
Échantillonnage	45 275	133 027	-	178 302	393 403
Consultation en géologie et gestion	255 469	278 770	-	534 239	1 361 780
Levé géophysique	-	-	-	-	6 915
Forage et développement minier	861 307	1 302 209	-	2 163 516	5 863 818
Traitement à l'usine pilote	1 440 774	-	-	1 440 774	3 538 455
Supervision et administration locale	134 844	73 092	-	207 936	1 341 295
Transport	2 576 020	73 007	-	2 649 027	6 969 213
Chemins	-	26 069	-	26 069	15 993
Camps et nourriture	516 119	165 936	-	682 055	1 430 355
Amortissement des bâtiments et équipements d'exploration capitalisés	576 912	138 908	-	715 820	1 686 739
Rémunération à base d'actions	12 037	4 110	-	16 147	1 001 173
	6 462 897	2 195 128	-	8 658 025	27 100 988
Radiation d'actifs miniers - coûts et frais d'exploration reportés	-	-	-	-	(147 635)
Ventes de concentré	(5 696 533)	-	-	(5 696 533)	(35 588 838)
	766 364	2 195 128	-	2 961 492	(8 635 485)
Transfert à excédent de recouvrement des coûts - exploitation pilote	(722 224)	-	-	(722 224)	6 770 293
	44 140	2 195 128	-	2 239 268	(1 865 192)
Solde à la fin de la période	3 329 932	9 383 561	1 197 930	13 911 423	11 672 155

(ii) RÈGLEMENT 51-102 - PAR. 5.4

Divulgation au 30 mai 2007 des données relatives aux titres en circulation

Actions ordinaires : 110 288 655

Bons de souscription : Aucun

Options de rémunération : (chaque option de rémunération donne droit au porteur de souscrire une action ordinaire de la Société au prix d'exercice de 1,00 $ jusqu'au 16 août 2007) : 871 500

Options en circulation : 9 949 583

Nombre d'options	Prix de levée $	Date d'échéance
600 000	0,85	octobre 2008
930 000	0,75	août 2009
500 000	0,75	février 2010
1 453 333	0,30	septembre 2010
125 000	0,22	septembre 2010
2 606 250	0,40	février 2011
1 920 000	0,90	septembre 2011
40 000	0,98	janvier 2012
1 775 000	1,10	avril 2012

Renseignements sur la Société

SIÈGE SOCIAL

Bureau 2750
600, boul. de Maisonneuve Ouest
Montréal (Québec) H3A 3J2

Tél. : (514) 393-8875
Téléc. : (514) 393-8513

BOURSE

Bourse de croissance TSX
Symbole de cotation : DIB

VÉRIFICATEURS

PricewaterhouseCoopers s.r.l./s.n.c.r.l
Bureau 2800
1250, boulevard René-Lévesque Ouest
Montréal (Québec) H3B 2G4

AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Services aux investisseurs
Computershare Inc.

RELATIONS AVEC LES INVESTISSEURS-CONSULTANT

Nicole Blanchard
Présidente
Sun International Communications

Tél. : (450) 627-6600
Courriel : nicole.blanchard@suncomm.com

RELATIONS AVEC LES INVESTISSEURS

Nathalie Dion
Responsable des relations avec les investisseurs
Tél. : (514) 393-8875, p. 241
Courriel : ndion@diabras.com

Léonard Teoli
Chef des opérations financières
Tél. : (514) 393-8875, p. 226

SITE INTERNET

www.diabras.com

ADMINISTRATEURS

Thomas L. Robyn
Président du conseil exécutif

James A. Culver

Réjean Gosselin

Robert Hirsh

Philip Renaud

André St-Michel

DIRIGEANTS

Thomas L. Robyn, Ph.D.
Président du conseil exécutif

Réjean Gosselin, M.Sc.
Président et chef de la direction

André St-Michel, Ing., M.Sc.
Vice-président exécutif

François Auclair, M.Sc., Geo., FGAC
Vice-président de l'exploration

Léonard Teoli, C.A.
Chef des opérations financières

Luce L. Saint-Pierre, LL.B., C.A.
Secrétaire

File No. 82-34990

DIA BRAS exploration

EXPLORATION DIA BRAS INC.

États financiers consolidés intermédiaires

Période de trois mois terminée le 31 mars 2007

(NON VÉRIFIÉS)

Exploration Dia Bras inc.

Bilans consolidés (non vérifiés)

	Au 31 mars 2007 $	Au 31 décembre 2006 $
Actif		
Actif à court terme		
Trésorerie et équivalents de trésorerie	16 274 172	19 704 587
Débiteurs (note 4)	927 697	3 347 046
Taxes à la consommation et autres débiteurs	3 254 632	3 981 826
Stocks du programme d'exploitation pilote (note 5)	696 648	471 981
Placement temporaire (note 6)	850 000	340 000
Frais payés d'avance	10 168	20 168
Actif d'impôts futurs	2 102 654	758 402
	24 115 971	28 624 010
Actifs miniers (note 7)	28 519 322	24 126 921
Immobilisations corporelles	145 998	-
Frais reportés – avance sur paiement de redevance	-	-
	52 781 291	52 750 931
Passif		
Passif à court terme		
Comptes créditeurs et frais courus	1 352 900	830 978
Impôts sur les bénéfices à payer (note 12)	150 216	57 425
	1 503 116	888 403
Excédent de recouvrement des coûts – exploitation pilote (note 7 a) i))	6 048 069	6 770 293
Passif d'impôts futurs (note 12)	1 613 139	727 765
	9 164 324	8 386 461
Capitaux propres		
Capital-actions (note 8)	51 646 678	51 308 067
Bons de souscription et options de rémunération (note 9)	193 603	193 603
Surplus d'apport (note 11)	6 527 753	6 590 223
Déficit	(14 751 067)	(13 727 423)
	43 616 967	44 364 470
	52 781 291	52 750 931

Engagements et éventualité (notes 16 et 17)

Approuvé par le Conseil,

(s) Thomas L. Robyn, administrateur

(s) Philip Renaud, administrateur

Exploration Dia Bras inc.
Résultats et déficit consolidés (non vérifiés)

	Période de trois mois terminée le 31 mars 2007 $	Période de trois mois terminée le 31 mars 2006 $
Revenus		
Revenu d'intérêts et autre	109 892	18 875
Gain à la cession d'un placement temporaire (note 6)	-	152 800
Modification de la valeur d'un placement temporaire (note 6)	110 500	-
	220 392	171 675
Charges		
Frais d'administration	242 601	127 682
Honoraires	84 112	83 607
Information aux actionnaires et frais du fiduciaire	90 932	73 334
Relations avec les investisseurs et développement corporatif	99 607	61 610
Rémunération à base d'actions (note 10)	41 994	234 685
Charge d'intérêt	14 764	11 504
Amortissement d'immobilisations corporelles	7 191	-
Perte sur la variation du cours du marché des produits de base	1 282 415	-
Perte de change	146 007	69 720
	2 009 623	662 142
Perte de la période avant impôt sur les bénéfices	(1 789 231)	(490 467)
Provision (recouvrement) d'impôts futurs (note 12)		
Exigibles	93 000	-
Futurs	(459 000)	(110 600)
	(366 000)	(110 600)
Perte de la période	(1 423 231)	(379 867)
Déficit au début de la période	(13 727 423)	(10 605 248)
Modification de la convention comptable relative aux instruments financiers	399 500	-
Solde redressé au début de la période	(13 327 923)	(10 605 248)
Déficit à la fin de la période	(14 751 154)	(10 985 115)
Perte de base et diluée par action	0,01	0,01
Nombre moyen pondéré de base et dilué d'actions en circulation	109 663 346	81 739 639

Exploration Dia Bras inc.

Résultats étendus consolidés (non vérifiés)

	Période de trois mois terminée le 31 mars 2007 $
Perte nette	(1 423 231)
Aucune autre composante des résultats étendus	-
Résultats étendus	(1 423 231)

Exploration Dia Bras inc.

Flux de trésorerie consolidés (non vérifiés)

	Période de trois mois terminée le 31 mars 2007 $	Période de trois mois terminée le 31 mars 2006 $
Flux de trésorerie liés aux		
Activités d'exploitation		
Perte de la période	(1 423 231)	(379 867)
Ajustements pour		
Impôt futurs (note 12)	(459 000)	(110 600)
Gain à la cession d'un placement temporaire (note 6)	-	(152 800)
Rémunération à base d'actions (note 10)	41 994	234 685
Dévaluation du placement temporaire (note 6)	(110 500)	-
Amortissement d'immobilisations corporelles	7 191	-
Perte sur la variation du cours du marché des produits de base	1 282 415	-
Perte (gain) de change	146 007	(3 724)
	(515 124)	(412 306)
Variation des éléments hors caisse du fonds de roulement (note 14)	1 364 488	(326 912)
	849 364	(739 218)
Activités de financement		
Paiement d'obligations en vertu de contrats de location-acquisition	-	(20 173)
Capital-actions	218 000	33 937
	218 000	13 764
Activités d'investissement		
Augmentation des actifs miniers	(9 698 695)	(4 836 777)
Produits de la vente de concentré	5 354 105	5 798 281
Augmentation du dépôt à court terme (note 6 c))	-	(10 000)
Acquisition d'un placement temporaire (note 6 c))	-	(260 000)
Cession de placement temporaire	-	412 842
Acquisition d'immobilisations corporelles	(153 189)	-
	(4 497 779)	1 104 346
Variation de la trésorerie et des équivalents de trésorerie au cours de la période	(3 430 415)	378 892
Trésorerie et équivalents de trésorerie au début de la période	19 704 587	3 541 961
Trésorerie et équivalents de trésorerie à la fin de la période	16 274 172	3 920 853

1 Nature des activités

Exploration Dia Bras inc. (la « Société »), une société au stade d'exploration, a été constituée en vertu de la *Loi canadienne sur les sociétés par actions* le 11 avril 1996.

La Société détient des droits et des options pour acquérir un intérêt dans des propriétés minières situées dans l'État de Chihuahua, au Mexique, qui sont présentement au stade de l'exploration. Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés y afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la Société dans les claims miniers sous-jacents, de la possibilité pour la Société d'obtenir le financement nécessaire pour la mise en valeur de ces propriétés et de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

En 2005, la Société a entrepris, à la propriété Mine Bolivar, un programme d'exploitation pilote dans le cadre d'une étude de préfaisabilité. Toutefois, la Société n'est pas au stade de la production commerciale.

La Société a pris des mesures conformes aux standards de l'industrie pour valider des titres de propriétés à ce stade de l'exploration. Toutefois, rien ne garantit que les titres des propriétés de la Société ne seront pas contestés. Ils peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés, et des défauts non relevés peuvent avoir une incidence sur ces titres.

2 Informations financières intermédiaires et périmètre de consolidation

Informations financières intermédiaires

Les présents états financiers consolidés intermédiaires pour la période de trois mois terminée le 31 mars 2007 ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada en utilisant les mêmes conventions et méthodes comptables que pour la préparation des plus récents états financiers annuels. Toutefois, comme ils ne comprennent pas toutes les informations qui sont normalement présentées dans les états financiers annuels, ils devraient être lus conjointement avec les états financiers vérifiés du 31 décembre 2006.

Périmètre de consolidation

Les états financiers consolidés incluent les comptes de la Société et de ses filiales en propriété exclusive, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., et Nichromex S. de R.L. de C.V.

Les comptes des sociétés Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. et Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. sont également consolidés parce qu'elles sont des entités à détenteurs de droits variables (« EDDV ») et que la Société est la principale bénéficiaire de ces deux entités.

3 Nouvelles conventions comptables

Instruments financiers – résultat étendu

Dia Bras a adopté, à compte du 1er janvier 2007, les nouvelles normes comptables du Manuel de l'Institut Canadien des Comptables Agréés relatives aux instruments financiers : « Résultats étendus » (chapitre 1530); « Capitaux propres » (chapitre 3251); et « Instruments financiers – Comptabilisation et évaluation » (chapitre 3855).

Chapitre 1530 – Résultats étendus
Le chapitre 1530 présente les nouvelles normes relatives à la présentation de certains produits, charges, gains ou pertes découlant d'opérations et d'autres événements autres qu'en rapport avec les propriétaires, qui ne seraient autrement constatés immédiatement dans les résultats, dans un état des résultats étendus. Cet état doit maintenant faire partie du jeu d'états financiers. L'incidence nette du résultat étendu (bénéfice ou perte) est présentée dans les Capitaux propres au bilan consolidé sous la rubrique « Cumul des autres éléments du résultat étendu ».

Chapitre 3855 – Instruments financiers – Comptabilisation et évaluation
Un des principes de base du chapitre 3855 est que la juste valeur représente la mesure la plus pertinente dans le cas des instruments financiers.

Les actifs financiers doivent être répartis dans l'une des quatre catégories suivantes :

- Détenus jusqu'à échéance (évaluation au coût)
- Prêts et créances (évaluation au coût après amortissement)
- Détenus à des fins de transaction (évaluation à la juste valeur et constatation immédiate dans les résultats de toute variation de la juste valeur)
- Disponibles à la vente, y compris les instruments de capitaux propres, des instruments détenus jusqu'à échéance qu'une entité désigne comme disponibles à la vente et tout actif financier qui n'entre dans aucune autre catégorie (évaluation à la juste valeur et variations dans la juste valeur cumulées dans le « Cumul des autres éléments du résultat étendu » jusqu'à la cession de l'actif.

Les passifs financiers qui comprennent la dette à long terme et autres instruments semblables, doivent être comptabilisés au coût amorti, sauf ceux qui sont détenus à des fins de transaction, qui doivent être évalués à la juste valeur.

Ventes de concentré – À compter du 1er janvier 2007, les ajustements relatifs à la facturation définitive sont comptabilisés dans les états des résultats et du déficit consolidés plutôt qu'à titre d'ajustement du montant de ventes de concentré qui, avant la mise en production commerciale, sont comptabilisées en réduction des frais d'exploration reportés correspondants.

La variation de la provision pour règlement final qui est due à la variation du cours du marché des produits de base et des taux de change est également comptabilisée dans les états des résultats et du déficit consolidés.

Incidence

L'incidence de la modification des conventions comptables s'est traduite comme suit au 1er janvier 2007 :

	Solde au 31 décembre 2006 $	Ajustements $	Solde au 1er janvier 2007 $
Placement temporaire (détenu à des fins de transaction)	340 000	399 500	739 500

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuel, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les éléments pour lesquels la direction utilise son jugement sont les provisions pour mauvaises créances, les évaluations d'actifs miniers, les passifs éventuels et les impôts futurs. Les résultats réels peuvent différer de ces estimations de façon importante.

Trésorerie et équivalents de trésorerie

Le poste Trésorerie et équivalents de trésorerie comprend les soldes en banque et les placements liquides à court terme portant intérêt et rachetables en tout moment sans pénalité.

Stocks du programme d'exploitation pilote

Les stocks du programme d'exploitation pilote comprennent le matériel et le concentré à l'usine et sont comptabilisés au moindre du coût ou de la valeur nette de réalisation.

Actifs miniers

Les actifs miniers sont composés de droits et d'options pour acquérir un intérêt dans des propriétés minières, de frais d'exploration reportés, de terrain, de bâtiments et d'équipements d'exploration, de stocks de fournitures qui serviront à l'exploration et de dépôts sur de futurs actifs miniers. Tous les coûts directement liés aux projets à l'étranger sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée; à ce moment, ces coûts sont transférés aux immobilisations corporelles. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La direction a défini l'incertitude de la façon suivante : lorsqu'il n'y a pas de ressources financières disponibles pour le développement pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats et déficit consolidés. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote avant le début de la production commerciale sont présentés en réduction des coûts et frais d'exploration reportés et sont reconnus une fois les conditions suivantes satisfaites :

- des preuves convaincantes d'une entente existent;
- la livraison a eu lieu selon les termes de l'entente;
- le prix est fixé ou déterminable; et
- le recouvrement est assuré de façon raisonnable.

Les concentrés de la Société sont vendus en vertu d'ententes qui prévoient que le prix de règlement définitif est déterminé par le prix du marché à une période postérieure à la date de la vente. Le prix du concentré est provisoirement établi à la date de la vente basé sur un prix de marché futur en fonction de la date prévue de règlement définitif. Les variations subséquentes du prix sont comptabilisées à titre d'ajustement des ventes lorsqu'elles surviennent et ce jusqu'au règlement définitif de la transaction.

Si les revenus cumulés des ventes de concentré du programme pilote excèdent les coûts et frais d'exploration y afférents, alors cet excédent est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, le cas échéant; ou iii) la propriété soit abandonnée.

La Société prévoit le début de la production commerciale à la propriété Mine Bolivar au plus tard à la fin de l'exercice financier 2009. La production commerciale a été définie comme étant le stade auquel la Société atteint un niveau de production de 65 % pendant une période continue de 90 jours au cours d'une période d'au plus six mois. Le niveau de production sera calculé sur la capacité totale d'une usine sur le site.

4 Débiteurs

Les comptes débiteurs de la Société se détaillent comme suit :

	Au 31 mars 2007 $	**Au 31 décembre 2006 $**
Programme d'exploitation pilote	1 189 461	1 568 683
Provision pour règlement définitif [i)]	(261 764)	1 778 363
	927 697	3 347 046

[i)] La provision pour règlement définitif représente le montant estimé à être récupéré au 31 mars 2007 sur les livraisons de concentrés pour lesquelles la Société a perçu un montant provisionnel d'environ 90 % à la date de livraison. Les livraisons pour lesquelles il n'y avait pas eu de règlement définitif au 31 mars 2007 s'élèvent à environ 7 875 tonnes de concentré de zinc et 3 068 tonnes de concentré de cuivre (7 430 tonnes et 4 090 tonnes, respectivement, au 31 décembre 2006). La valeur du règlement définitif sera déterminée à la date prévue de la cotation finale.

5 Stocks du programme d'exploitation pilote

	Au 31 mars 2007 $	Au 31 décembre 2006 $
Matériau	10 262	10 928
Concentré	686 386	461 053
	696 648	471 981

6 Placement temporaire

	Au 31 mars 2007 $	Au 31 décembre 2006 $
Ressources Pershimco inc. (« Pershimco »)		
850 000 actions ordinaires a) – valeur à la cote (prix d'achat au 31 décembre 2006)	569 500	306 000
850 000 bons de souscription b) pouvant être exercés au prix de 0,40 $ chacun jusqu'en novembre 2007 à la juste valeur (prix d'achat au 31 décembre 2006)	280 500	34 000
	850 000	340 000

a) La Société a désigné ce placement dans les actions ordinaires de Ressources Pershimco inc. comme un instrument financier détenu à des fins de transaction. En vertu de ce classement, toute variation de valeur entre deux dates de bilan est comptabilisée dans les états des résultats et du déficit consolidés.

b) Les bons de souscription détenus par la Société sont des instruments dérivés et sont comptabilisés à leur juste valeur. Toute variation de valeur entre deux dates de bilan est comptabilisée dans les états des résultats et du déficit consolidés.

c) Au 31 décembre 2005, la Société possédait 166 actions ordinaires et 666 666 bons de souscription, pouvant être exercés au prix de 0,39 $ chacun, d'Ecu Silver Inc. Au cours de la période de trois mois terminée le 31 mars 2006, la Société a exercé tous les bons de souscription pour un montant totalisant 260 000 $ et a disposé de toutes les actions acquises pour un montant total de 412 842 $, enregistrant ainsi un gain à la cession de 152 800 $.

La juste valeur estimative des bons de souscription a été établie à l'aide du modèle d'évaluation du prix des options Black-Scholes en utilisant les hypothèses suivantes (moyenne pondérée) :

Bons de souscription de Pershimco	**Pour la période de trois mois terminée le 31 mars 2007**
Volatilité estimative	98,0 %
Taux d'intérêt sans risque	3,99 %
Durée de vie prévue des bons de souscription	7,5 mois
Prix de l'action ordinaire correspondante	0,67 $
Prix d'exercice du bon de souscription	0,40 $

Les variations dans la valeur du placement temporaire au cours de la période sont les suivantes :

	Actions ordinaires	**Bons de souscription**	**Total**
	$	**$**	**$**
Solde au début de la période	306 000	34 000	340 000
Redressement du solde d'ouverture en raison des nouvelles conventions comptables	195 500	204 000	399 500
Solde redressé au début de la période	501 500	238 000	739 500
Plus-value pendant la période	68 000	42 500	110 500
Solde à la fin de la période	569 500	280 500	850 000

7 Actifs miniers

	Au 31 mars 2007	**Au 31 décembre 2006**
	$	**$**
Coûts et frais d'exploration reportés a)	13 911 423	11 672 155
Bâtiments et équipements d'exploration b)	12 430 829	10 446 092
Stock de fournitures	1 656 801	1 366 801
Dépôts sur de futurs actifs miniers	520 269	641 873
	28 519 322	24 126 921

a) Coûts et frais d'exploration reportés

	Coûts		Frais d'exploration reportés		Total	
	Au 31 mars 2007 $	Au 31 décembre 2006 $	Au 31 mars 2007 $	Au 31 décembre 2006 $	Au 31 mars 2007 $	Au 31 décembre 2006 $
Mexique (district de Chihuahua)						
Projets Bolivar (options)						
Mine Bolivar i) (note 17)	-	-	-	-	-	-
Piedras Verdes ii)	313 102	313 102	2 073 771	2 073 771	2 386 873	2 386 873
San José iii)	185 428	141 288	271 504	271 504	456 932	412 792
Mezquital	27 299	27 299	99 105	99 105	126 404	126 404
La Cascada	10 110	10 110	133 577	133 577	143 687	143 687
Val	2 684	2 684	100 928	100 928	103 612	103 612
Autres	68 860	68 860	43 564	43 564	112 424	112 424
Projets Promontorio (options)						
Promontorio et Hidalgo iv)	249 425	249 425	948 505	948 505	1 197 930	1 197 930
El Magistral v)	-	-	-	-	-	-
Projets Cusi vii)						
India – Marisa a)	239 997	239 997	1 705 650	1 667 335	1 945 647	2 002 617
Holguin – San Juan b)	1 463 823	1 463 823	-	-	1 463 823	1 368 538
San Miguel – La Bamba c) (option)	221 285	221 285	2 010 543	1 204 497	2 231 828	1 425 782
Mineria Cusi – Santa Edwiges/San Nicolas d) (option)	1 127 048	1 127 048	2 605 511	1 254 744	3 732 559	2 381 792
DBM	4 269	4 269	5 435	5 435	9 704	9 704
	3 913 330	3 869 190	9 998 093	7 802 965	13 911 423	11 672 155

	Coûts		Frais d'exploration reportés		Total	
	Au 31 mars 2007 $	Au 31 décembre 2006 $	Au 31 mars 2007 $	Au 31 décembre 2006 $	Au 31 mars 2007 $	Au 31 décembre 2006 $
*** Mine Bolivar**						
Coûts et frais d'exploration reportés	1 630 929	1 630 929	39 168 775	32 750 018	40 799 704	34 380 947
Moins : Ventes cumulées de concentré	(1 630 929)	(1 630 929)	(45 216 844)	(39 520 311)	(46 847 773)	(41 151 240)
	-	-	(6 048 069)	(6 770 293)	(6 048 069)	(6 770 293)
Moins : transfert à excédent de recouvrement des coûts – exploitation pilote	-	-	6 048 069	6 770 293	6 048 069	6 770 293
	-	-	-	-	-	-

i) Mine Bolivar

En août 2004, la Société a conclu une convention commerciale avec les propriétaires de la propriété Mine Bolivar (Bolivar III et Bolivar IV) en vertu de laquelle la Société a acquis 100 % de la propriété en contrepartie de 1 200 000 $ US à payer sur une période de deux ans. Le dernier versement prévu de 187 363 $[1)] (162 500 $ US) n'a pas encore été effectué.

Au cours de l'exercice terminé le 31 mars 2007, la Société a poursuivi son programme d'exploitation pilote sur la propriété Mine Bolivar. Au cours de cette période, la Société a effectué des ventes de concentré de zinc et de concentré de cuivre totalisant 5 696 533 $ (6 129 281 $ pour la période de trois mois terminée le 31 mars 2006). Conformément à sa convention comptable, le revenue des ventes de ces concentrés avant le début de la production commerciale est présenté en réduction des coûts afférents et des frais d'exploration reportés y afférents. Par conséquent, l'excédent du recouvrement sur les coûts et frais d'exploration reportés de la propriété Mine Bolivar, au montant de 6 048 069 $ (6 070 293 $ au 31 décembre 2006), est présenté au passif à long terme aux bilans consolidés.

ii) Piedras Verdes

Au cours de l'exercice terminé le 31 mars 2004, la Société a conclu une convention d'option en vertu de laquelle elle peut acquérir un intérêt de 100 % dans la propriété Piedras Verdes pour une contrepartie au comptant de 200 000 $ US payable sur une période de deux ans. Le paiement restant de 23 060 $[1)] (20 000 $ US) sera effectué au moment du transfert des titres miniers.

iii) Projets Santa María et San José

En juillet 2003, la Société a conclu une convention d'option avec El Paso Partners, Ltd. (« EPP ») en vertu de laquelle elle peut acquérir un intérêt cumulatif pouvant atteindre 100 % dans les propriétés d'argent et de métaux communs Santa María et San José, en engageant des dépenses d'exploration de 4 000 000 $ US.

Au 31 mars 2007, les versements à venir pour la propriété San José sont comme suit :

	Équivalent en $ C	**Versements en $ US**
Juillet 2007	43 238[1)]	37 500
Janvier 2008	43 238[1)]	37 500

La Société a accepté de verser, à compter de juillet 2008, une avance annuelle sur les paiements de redevance de 72 063 $[1)] (62 500 $ US).

iv) Propriétés Promontorio et Hidalgo

En mai 2004, la Société a conclu une convention d'option d'achat en vertu de laquelle elle peut gagner un intérêt de 100 % dans les propriétés Promontorio et Hidalgo en versant aux vendeurs une somme de 3 000 000 $ US. Les versements à venir sont comme suit :

	Équivalent en $ C	**Versements en $ US**
Juin 2007	172 950[1)]	150 000
Juin 2008	172 950[1)]	150 000
Juin 2009	2 882 500[1)]	2 500 000

v) El Magistral

En novembre 2004, la Société a conclu une convention d'option d'achat en vertu de laquelle elle peut gagner un intérêt de 100 % dans la propriété El Magistral en versant, sur une période de cinq ans, une somme de 1 000 000 $ US, y compris 50 000 $ US à la signature de la convention.

En 2006, la Société a décidé d'abandonner le projet et ainsi n'a pas effectué le paiement prévu en novembre 2006 au montant de 75 000 $ US. Par conséquent, la Société a radié les coûts accumulés sur le projet au montant de 147 635 $.

vi) El Cumbre

Tous les coûts et frais d'exploration reportés alloués à ce projet, au montant de 154 436 $, ont été radiés au cours de la période de neuf mois terminée le 31 décembre 2005.

vii) Projet Cusi

Au cours des mois de mai et juin 2006, la Société a jalonné des claims et conclu des conventions en vue d'acquérir un intérêt dans plus de 7 500 hectares de propriétés contiguës (les « propriétés Cusi »), dont 12 anciennes mines, dans le district argentifère Cusihuiriachic (« Cusi »), dans l'État de Chihuahua, au Mexique, situé à moins de 40 kilomètres de l'usine Malpaso de la Société, comme suit :

a) Le 2 mai 2006, la Société a conclu un convention d'achat avec Hector Sanchez Villalobos et Carmen Saenz Rodriguez (« Villalobos et Rodriguez ») visant l'acquisition d'une propriété de 21,08 hectares en contrepartie d'un paiement au comptant de 100 000 $ US et l'émission par la Société de 200 000 actions ordinaires de la Société, à un prix de 0,64 $ l'action pour un total de 128 000 $. La portion de la transaction payable en actions a été comptabilisée sur la base de la valeur marchande des actions à la date de la transaction. La propriété est assujettie à une redevance à la sortie de la fonderie (la « redevance ») de 1,5 % jusqu'à un maximum de 1 729 500 $[1)] (1 500 000 $ US) au bénéfice de Villalobos et Rodriguez. La redevance est rachetable au prix de 1 153 000[1)] (1 000 000 $ US).

b) Le 30 mai 2006, la Société a conclu un convention d'achat avec Manuel Holguin Aragonez (« Holguin ») visant l'acquisition de propriétés couvrant 1 676 hectares en contrepartie d'un paiement au comptant de 740 000 $ US, et l'émission par la Société de 1 000 000 d'actions ordinaires de la Société à un prix de 0,64 $ l'action pour un total de 640 000 $. La portion de la transaction payable en actions a été comptabilisée sur la base de la valeur marchande des actions à la date de la transaction. Les propriétés sont assujetties à une redevance de 1,5 % jusqu'à un maximum de 1 729 500 $[1)] (1 500 000 $ US) au bénéfice de Holguin. La redevance est rachetable au prix de 1 153 000[1)] (1 000 000 $ US). Le solde restant à payer au 31 mars 2007 est de 190 245 $[1)] (165 000 $ US).

c) Le 31 mai 2006, la Société a conclu une convention d'option avec Ressources Pershimco inc. (« Pershimco ») en vertu de laquelle la Société a l'option d'acquérir un intérêt de 70 % dans une propriété San Miguel-La Bamba couvrant 36 hectares dans le district de Cusi détenue par Pershimco en contrepartie d'un paiement au comptant de 200 000 $ US et en accomplissant les engagements de travaux suivants :

Équivalent en $ C	Engagement de travaux en $ US	Intérêts cumulatifs gagnés %	Période
1 729 500[1)]	1 500 000	50	jusqu'au 31 mai 2007
2 882 500[1)]	2 500 000	20	jusqu'au 30 novembre 2008
4 612 000	4 000 000	70	

La propriété est assujettie à une redevance de 2 % dont 1 % est rachetable au prix de 1 153 000 $[1)] (1 000 000 $ US).

d) Le 14 juin 2006, la Société a signé une lettre d'entente avec Compañia Minera Cusi (« Minera Cusi »), une société mexicaine fermée, en vue de conclure une convention d'option pour acquérir un intérêt de 100 % dans plusieurs propriétés (883 hectares) en contrepartie d'un montant de 5 000 000 $ US payable sur une période de trois ans. Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi égale à 2 % si le prix de l'argent n'excède pas 12,68 $[1)] (11,00 $ US) l'once et à 3 % si le prix de l'argent est supérieur à 12,68 $[1)] (11,00 $ US) l'once. La Société peut se soustraire à ses obligations en vertu de l'acquisition proposée, au cours de la période de trois ans, par simple avis à Minera Cusi et abandon des paiements.

Les versements à venir sont comme suit :

	Équivalent en $ C	Versements en $ US
Août 2007	2 306 000[1)]	2 000 000
Août 2008	2 306 000[1)]	2 000 000

[1)] Converti au taux de change en vigueur au 31 mars 2007

b) Terrain, bâtiments et équipements d'exploration

	Au 31 mars 2007		
	Coût $	**Amortissement Cumulé $**	**Montant Net $**
Terrain	273 813	-	273 813
Bâtiments			
Usine	1 677 595	259 814	1 417 781
Camp	397 346	96 647	300 699
Machinerie et équipements	9 919 958	1 942 881	7 977 077
Mobilier de bureau et matériel informatique	602 125	248 031	354 094
Matériel roulant	3 129 929	1 022 564	2 107 365
	16 000 766	3 569 937	12 430 829

	Au 31 décembre 2006		
	Coût $	**Amortissement cumulé $**	**Montant net $**
Terrain	67 539	-	67 539
Bâtiments			
Usine	1 512 348	220 582	1 291 766
Camp	397 346	89 721	307 625
Machinerie et équipements	7 781 876	1 478 437	6 303 439
Mobilier de bureau et matériel informatique	547 618	207 382	340 236
Matériel roulant	2 993 482	857 995	2 135 487
	13 300 209	2 854 117	10 446 092

8 Capital-actions

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale

Émis

Les mouvements dans le capital-actions de la Société se détaillent comme suit :

	Période de trois mois terminée le 31 mars 2007		Exercice terminé le 31 décembre 2006	
	Nombre d'actions	**Montant $**	**Nombre d'actions**	**Montant $**
Solde au début de la période	109 550 905	51 308 067	81 724 769	26 921 601
Émises et payées au comptant i)	-	-	14 950 000	10 465 000
Émises à la suite de l'acquisition d'actifs miniers (note 7 vii) a) et b))	-	-	1 200 000	768 000
Émises à la suite de l'exercice de bons de souscription (ii) et note 9)	-	-	11 423 219	13 022 470
Émises à la suite de la levée d'options d'achat d'actions (notes 10 et 11)	374 750	338 611	252 917	130 996
Solde à la fin de la période	109 925 655	51 646 678	109 550 905	51 308 067

i) Le 17 août 2006, la Société a annoncé la clôture d'un financement, par prise ferme, de 13 000 000 d'actions ordinaires à un prix de 0,70 $ l'action pour un produit brut de 9 100 000 $. Les preneurs fermes ont également exercé leurs options d'attributions excédentaires en vertu desquelles ils ont acquis 1 950 000 actions ordinaires additionnelles à un prix de 0,70 $ l'action pour un produit brut de 1 365 000 $, augmentant le produit brut global à 10 465 000 $.

En guise de commission, la Société a payé aux preneurs fermes une contrepartie monétaire de 732 550 $ et leur a émis 1 046 500 options de rémunération évaluées à 193 603 $ (note 9). Ce montant est inclus dans les frais relatifs à l'émission d'actions et de bons de souscription à l'état des résultats et déficit consolidés. Les options de rémunération donnent droit au porteur de souscrire à un nombre équivalent d'actions ordinaires à un prix de 1,00 $ l'action jusqu'au 16 août 2007.

La juste valeur des options de rémunération a été estimée à l'aide du modèle Black-Scholes de fixation du prix des options à partir des hypothèses suivantes :

Dividende moyen par action	0 %
Volatilité	87,83 %
Taux d'intérêt sans risque	4,33 %
Durée estimative de vie	1 an

En fonction de ces paramètres, la juste valeur des options de rémunération a été estimée à 193 603 $.

ii) En novembre 2006, 11 423 219 bons de souscription ont été exercés à un prix de 0,90 $ l'action pour un montant total de 10 280 897 $, dont 1 100 067 bons de souscription exercés par des administrateurs ou dirigeants de la Société ou par des sociétés contrôlées par des administrateurs ou dirigeants de la Société pour un montant total de 990 060 $. Par conséquent, la Société a émis 11 423 219 actions ordinaires.

9 Bons de souscription et options de rémunération

Les mouvements dans le nombre de bons de souscription en circulation se détaillent comme suit :

	Periode de trois mois terminée le 31 mars 2007			Exercice terminé le 31 décembre 2006		
	Nombre de bons de souscription	Nombre d'options de rémunération	Montant $	Nombre de bons de souscription	Nombre d'options de rémunération	Montant $
Solde au début de la période	-	1 046 500	193 603	12 002 068	-	2 880 496
Émis (note 8 i) a))	-	-	-	-	1 046 500	193 603
Exercés (note 8 ii))	-	-	-	(11 423 219)	-	(2 741 573)
Échus (note 11)	-	-	-	(578 849)	-	(138 923)
Solde à la fin de la période	-	1 046 500	193 603	-	1 046 500	193 603

Au 31 mars 2007, les options de rémunération en circulation donnant droit au porteur de souscrire un nombre équivalent d'actions ordinaires étaient comme suit :

Prix d'exercice	Nombre d'options de rémunération	Date d'échéance
1,00 $	1 046 500	le 16 août 2007

10 Régime d'options d'achat d'actions

La Société a un régime d'options d'achat d'actions selon lequel les membres du conseil d'administration peuvent, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires de la Société à ses employés, administrateurs, dirigeants et consultants. Les conditions et le prix de levée de chaque option sont déterminés par les membres du conseil d'administration. Au 31 mars 2007, le régime d'options d'achat d'actions stipule que : i) le nombre maximal d'actions ordinaires dans le capital de la Société qui peut être réservé pour attribution en vertu du régime est établi à 10 900 000 (9 700 000 au 31 décembre 2006); et ii) que le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution (note 18).

Les options doivent être levées au plus tard cinq ans après la date d'attribution. Le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution. La période d'acquisition des droits de levée pour les options attribuées avant septembre 2006 est de 18 mois : 25 % à l'attribution et 12,5 % à chacun des six trimestres suivants. Depuis septembre 2006, le droit de levée est acquis dès l'attribution de l'option.

Le 6 mars 2007, le conseil d'administration a approuvé l'augmentation du maximum d'actions ordinaires réservées en vertu du régime d'options d'achat d'actions de 9 700 000 à 10 900 000. Le nombre d'actions ordinaires réservées représente approximativement 10 % du nombre d'actions émises et en circulation.

Les mouvements dans les options d'achat d'actions en circulation de la Société se détaillent comme suit :

	Période de trois mois terminée le 31 mars 2007		**Exercice terminé le 31 décembre 2006**	
	Nombre d'options	**Prix de levée moyen $**	**Nombre d'options**	**Prix de levée moyen $**
Solde au début de la période	8 957 333	0,60	4 786 250	0,59
Attribuées	40 000	0,98	4 700 000	0,61
Levées (note 8)	(374 750)	0,39	(252 917)	0,33
Échues ou annulées	(260 000)	1,14	(276 000)	0,72
Solde à la fin de la période	8 362 583	0,60	8 957 333	0,60

Les options d'achat d'actions en circulation et pouvant être levées au 31 mars 2007 se détaillent comme suit :

	Nombre d'options		
Prix de levée $	**En circulation**	**Pouvant être levées**	**Date d'échéance**
0,85	715 000	715 000	octobre 2008
0,75	983 000	983 000	août 2009
0,75	500 000	500 000	février 2010
0,30	1 463 333	1 463 333	septembre 2010
0,22	125 000	125 000	septembre 2010
0,40	2 616 250	1 962 188	février 2011
0,90	1 920 000	1 920 000	septembre 2011
0,98	40 000	40 000	janvier 2012
	8 362 583	7 708 521	

Le coût de la rémunération à base d'actions s'élève à 58 141 $ (note 11) pour la période de trois mois terminée le 31 mars 2007 (463 531 $ pour la période de trois mois terminée le 31 mars 2006) dont 16 147 $ (228 846 $ pour la période de trois mois terminée le 31 mars 2006) capitalisés aux actifs miniers comme frais relatifs aux projets de Chihuahua sur la base des options émises aux dirigeants et consultants participant exclusivement au programme d'exploration au Mexique. Le solde de 41 994 $ (234 685 $ pour la période de trois mois terminée le 31 mars 2006) a été comptabilisé à l'état des résultats et déficit consolidés.

La juste valeur des options attribuées a été estimée à l'aide du modèle Black-Scholes de fixation du prix des options à partir des hypothèses suivantes :

	Période de trois mois terminée le 31 mars 2007	**Période de trois mois terminée le 31 mars 2006**
Dividende moyen par action	Néant	Néant
Volatilité estimée	98 %	98 %
Taux d'intérêt sans risque	4,06 %	4,06 %
Durée estimative des options attribuées	4 ans	4 ans
Options octroyées dont le prix de levée égale le cours de l'action à la date d'octroi :		
Valeur estimative de chaque option attribuée	0,68 $	0,40 $
Prix de levée	0,98 $	0,28 $

11 Surplus d'apport

	Période de trois mois terminée le 31 mars 2007 $	Exercice terminé le 31 décembre 2006 $
Solde au début de la période	6 590 223	4 802 240
Rémunération à base d'actions (note 10)	58 141	1 696 019
Levée d'options (note 8)	(120 611)	(46 959)
Expiration de bons de souscription (note 9)	-	138 923
Solde à la fin de la période	6 527 753	6 590 223

12 Impôts sur les bénéfices

La provision pour impôts sur les bénéfices est différente du montant qui aurait été calculé en appliquant le taux d'imposition statutaire combiné canadien comme suit :

	Période de trois mois terminée le 31 mars 2007 $	Période de trois mois terminée le 31 mars 2006 $
Perte avant impôts sur les bénéfices	(1 789 231)	-
Économie d'impôt au taux d'imposition statutaire combiné à 32 % (32 % en 2006)	(572 554)	(156 437)
Écart de taux d'imposition au Mexique	55 362	2 117
Rémunération à base d'actions	13 522	75 146
Augmentation du placement temporaire	(35 360)	-
Portion non imposable des gains en capital	-	(24 463)
Diminution (augmentation) de la provision pour moins-value	153 000	95 700
Gain (perte) de change imposable (déductible) au Mexique	(42 092)	(156 041)
Inflation imposable sur les passifs financiers nets au Mexique	72 347	40 263
Inflation des pertes fiscales	(2 046)	-
Éléments non déductibles au Mexique	10 918	19 442
Augmentation des pertes due à l'inflation	(18 340)	-
Autre	(757)	(6 327)
	(366 000)	(110 600)

13 Obligation liée à la mise hors service d'immobilisations

Au 31 mars 2007, après avoir revu le statut de ses opérations, en conformité avec la législation environnementale actuellement en vigueur au Mexique, la Société a déterminé qu'elle n'a aucune obligation liée à la mise hors service d'immobilisations et, par conséquent, n'a pas comptabilisé de provision à cet égard.

Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans la période au cours de laquelle naîtra l'obligation.

14 Flux de trésorerie

a) La variation des éléments hors caisse du fonds de roulement se détaille comme suit :

	Période de trois mois terminée le 31 mars 2007 $	Période de trois mois terminée le 31 mars 2006 $
Taxes à la consommation et autres débiteurs	727 194	(384 676)
Stocks du programme d'exploitation pilote	(224 667)	113 275
Frais payés d'avance	10 000	19 048
Comptes créditeurs et frais courus	758 961	(29 559)
Impôts sur les bénéfices exigibles	93 000	(45 000)
	1 364 488	(326 912)

b) Informations additionnelles – transactions non monétaires

Rémunération à base d'actions capitalisée aux actifs miniers (note 10)	16 147	228 846
Additions aux actifs miniers comprises dans les comptes créditeurs et frais courus	237 039	393 003
Augmentation des débiteurs comprise dans les ventes de concentré	2 419 349	331 000
Amortissement des bâtiments et équipement d'exploration capitalisé	715 820	322 374

c) Intérêts et impôts sur le revenu

Intérêts payés	14 764	11 504
Impôts sur les bénéfices payés	-	45 000

15 Opérations entre apparentés

Au cours de l'exercice terminé le 31 mars 2007, des sociétés contrôlées par des dirigeants de la Société ont facturé des honoraires de consultation totalisant 124 888 $ (127 621 $ pour la période de trois mois terminée le 31 mars 2006) dont 66 000 $ (83 019 $ pour la période de trois mois terminée le 31 mars 2006) ont été capitalisés dans les frais d'exploration reportés. Au 31 mars 2007, le montant dû à ces sociétés s'élevait à 8 033 $ (18 666 $ au 31 mars 2006).

Les opérations entre apparentés ont lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établi et accepté par les apparentés.

16 Engagements

En février 2004, la Société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé au prorata de l'utilisation entre les trois locataires se chiffre à environ 150 000 $. L'engagement annuel de la Société se chiffre à environ 50 000 $.

En décembre 2006, la Société a signé un bail de cinq ans pour des espaces de bureaux dont le loyer annuel est de 60 000 $.

17 Éventualité

En 2005, une poursuite a été engagée au Mexique par un individu contre la filiale de la Société, Dia Bras Mexicana S. de R.L. de C.V. (« DBM »), pour annuler et révoquer les conventions d'achat de la propriété Bolivar entre DBM et M. Javier Octavio Bencomo Munoz et Minera Senda de Plata, S.A. de C.V. La Société a déposé sa défense à la suite du dépôt de la poursuite contre DBM. La direction n'est pas en mesure de prédire l'issue de cette poursuite. Cependant, selon l'évaluation courante de la Société, cette action judiciaire ne devrait pas engendrer de perte financière pour elle.

18 Événements postérieurs à la date du bilan

Le 3 avril 2007, le conseil d'administration a également approuvé l'attribution de 1 775 000 options d'achat d'actions à ses administrateurs, dirigeants et employés. Ces options peuvent être levées en tout temps à un prix de 1,10 $ jusqu'au 3 avril 2012.

19 Chiffres correspondants

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 16 - 2007

DIA BRAS HOLDS ANNUAL SHAREHOLDERS MEETING

Appoints Two New Board Members

Montréal, Québec - June 7th, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) held its Annual Shareholders' Meeting today at the Queen Elizabeth Hotel in Montréal. Executive Chairman Dr. Thomas Robyn, and President and CEO Réjean Gosselin presented an overview of the 2006 exploration and pilot-mining activities and an update of the current programs. The Company also announced the appointment of Mario Caron and Daniel Tellechea to the Company's Board of Directors.

THE YEAR IN REVIEW

The year 2006 was a period of remarkable progress for Dia Bras as met its goals. The exploration program on the Company's copper-zinc property Bolivar was mainly financed from its pilot-mining activities. US$27 million in sales and US$15 million of operating free cash were generated from the production of 96,575 tonnes of Cu and Zn at the Company's Malpaso Mill. Through its 2006 of drilling and other exploration work, knowledge about the potential of the Bolivar property increased significantly during 2006. The property is within types of geological systems that are renowned for producing high-value deposits.

By mid-2006, the Company also extensively broadened its land package by acquiring an entire silver district, after six months of negotiations with various owners of the mines and mineral rights in the district. Dia Bras' position is exceptional in that it controls the entire Cusi district; this extent of control represents a unique first in the area's history. Exploration work on the Cusi district is revealing many silver-mineralized veins that represent major targets for exploration and development.

THE YEAR IN PROGRESS

In 2007, the Company's base case forecast projects gross production value of US$34 million with operating free cash of US$11 million, allowing Dia Bras to finance its exploration programs on both the Cusi Silver District and the Bolivar Cu-Zn property.

Some 25,000 m of drilling on each property is in progress and we look forward to updating our shareholders on our discoveries.

NEW BOARD MEMBERS

Mr. Mario Caron and Mr. Daniel Tellechea are newly appointed members of the Dia Bras Board. They join the current slate of members: Philip Renaud, Robert D. Hirsh, Thomas L. Robyn, Réjean Gosselin and André St-Michel.

Mr. Caron is the President and CEO of Tiberon Minerals Ltd. Mr. Caron has over 30 years of experience in mine development, government relations and project financing, with extensive Chief Executive Officer and board-level expertise in operations, exploration and financing in Canada, the United States, Central and South America, and West Africa. He holds a Bachelor of Engineering degree in Mining from McGill University and is a member of the Quebec Order of Engineers and the Association of Professional Engineers of Ontario.

Daniel Tellechea is currently an independent financial and management consultant after an extensive period as an executive of large corporations. He was President and CEO of Asarco LLC until 2005. Previously, from 1994 to 2003, Mr. Tellechea was the Managing Director of Finance and Administration of Grupo Mexico, Asarco's parent corporation. For the period between 1999 and 2003, he also served as Asarco's Chief Financial Officer and as Vice-President of Finance for Southern Peru Copper Corporation, majority-owned by Grupo Mexico. Mr. Tellechea received a BSc in accounting from

the Tecnologico de Monterrey (Mexico) and a Master's Degree in Business Administration. Mr. Tellechea is also a Director of Revett Minerals Inc. and Silver Eagle Mines Inc.

WEBCAST

The Company will webcast the management presentation from its website at www.diabras.com.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Réjean Gosselin
President & CEO
Dia Bras Exploration
(514) 393-8875

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 15 - 2007

DIA BRAS DRILLS 31 METRES OF 4.05% CU AND 22.75% ZN AT BOLIVAR MINE

Montréal, Québec - June 7th, 2007- **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to announce more high-grade drill intercepts from its surface exploration and underground drilling program at the Bolivar Mine in the State of Chihuahua, Mexico.

Drill hole DB07B197, an extension type drill hole (see press release of March 1st, 2007) in the El Gallo area intercepted a wide zone of Cu mineralization in the Lower Skarn - magnetite-rich zone. This hole was drilled NE due to the rugged topography in the area, and intercepted an estimated true width of some 12 metres.

This drill hole adds to the resource estimate of the El Gallo area where a 20-hole, 5000 metres drill program has been ongoing since March 2007. The objective of the program is to investigate the potential continuous extent of the Lower Skarn Unit between Mina de Fierro and the El Gallo 1 area that is being explored for low grade - bulk tonnage potential.

More drilling results are expected in the near future.

		From	To	Interval	Au (ppm)	Ag (ppm)	Cu (%)	Fe (%)	Zn (%)
DB07B197		161.0	163.0	2.0	0.04	12	0.17	23.00	0.16
		169.5	171.5	2.0	0.01	7	0.20	16.55	0.14
		226.0	248.0	22.0	0.73	27	2.16	23.91	0.12
	incl	230.0	231.0	1.0	0.05	54	4.93	39.90	0.55
	incl	237.0	238.0	1.0	4.04	28	1.95	35.00	0.17
		253.8	258.0	4.2	0.94	12	1.01	14.99	0.27

UNDERGROUND DRILLING

The underground hole was drilled from the mine's level 6 under the Titanic zone and demonstrates down-plunge continuity of the massive sulfide zone. Additional drilling is in progress to determine the extent of this zone, which is readily accessible from the Level 7 workings.

	From	To	Interval	Au (ppm)	Ag (ppm)	Cu (%)	Zn (%)
DB07BM094	0	31.0	31.0	0.08	37.4	4.05	22.75

METHOD OF ANALYSIS

The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver. Canada.

The technical content of this news release has been approved by François Auclair. P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

ANNUAL MEETING TO SHAREHOLDERS

Please note that Dia Bras is holding its Annual Meeting of Shareholders in Montréal, today at 10:00 a.m. (local time) at the Fairmont Queen Elizabeth Hotel in the room Hochelaga 4.

At the annual meeting, Thomas L. Robyn, Executive Chairman and Réjean Gosselin, President and Chief Executive Officer will highlight the activities of the past year, comment on the development of the full potential of the Bolivar and Cusi properties, and on the Company's growth strategy.

For those unable to attend in person, the meeting will be simultaneously webcast on the Internet at www.diabras.com.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Réjean Gosselin
President & CEO
Dia Bras Exploration
(514) 393-8875

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 17 - 2007

2007 AUG 16 A 10:43

DIA BRAS Drills 1.5 metres of 8,310 g/t Ag at Cusi within 9.0 metres of 1,651 g/t Ag at the Promontorio Silver Mine in the Cusi District

Montréal, Québec - June 20 2007 - **Dia Bras Exploration Inc.** (TSX-V: DIB) is pleased to announce more high grade silver intersections from its ongoing drill program on the Cusi property, located in the State of Chihuahua, Mexico.

HOLE DC07B101-B

Hole DC07B101-B was drilled to test the main, SW-dipping Promontorio vein (Vein "A") and cut the vein 20 metres above Level 7(see PR of May 8, 2007) where it encountered 8.3 Kg of silver over a drill width of 1.5 metres, which represents about 1.0 metres true width. This interval is within a 9.0 metres drill width (about 6 metres true width) that averages 1.65 Kg of silver. The hole also encountered two additional zones of veining further down the hole that are interpreted to be from NE-dipping secondary veins.

From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
98.0	107.0	9.0	0.01	1,651	0.19	0.35	0.10
Incl.102.5	*107.0*	*4.5*	*0.01*	*3,203*	*0.37*	*0.48*	*0.12*
Incl. 105.5	*107.0*	*1.5*	*<.005*	*8,310*	*0.90*	*1.12*	*0.24*
116.0	117.5	1.5	0.06	780	0.09	1.22	0.04
147.5	150.5	3.0	0.01	236	0.08	0.24	0.45

Drilling at Promontorio continues with one of the company's diamond drill rigs, while a second rig continues to drill the San Marina - San Antonio structure (see below) and another rig is drilling the Santa Edwiges mine main structure along strike and down dip.

HOLE DC07B100

Hole DC07B100, which was drilled to test the Santa Marina structure, intersected a 1.5 metre section averaging 0.31 g/t Au, 777 g/t Ag, 0.17 Cu, 1.62% Pb and 1.63% Zn, as well as a 4.5 metre section that assayed 0.06 g/t Au, 10 g/t Ag, 0.2% Cu, 1.48% Pb and 2.12% Zn.

From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
66.0	67.5	1.5	0.31	777	0.17	1.62	1.63
268.5	273.0	4.5	0.06	10	0.02	1.48	2.12

Comments

These results are highly encouraging in light of the on-going 25,000-metre diamond drilling program. Up to present, close to 9000 metres of core drilling has been completed on the Cusi Project. Additional drilling will aim at continuing defining the resources potential of the major Ag (Zn-Pb) vein structures of the Promontorio, Santa Marina -San Antonio and Santa Edwiges mines, all historical producers. The high grade of silver in Hole 101-B is consistent with the historical data previously reported (May 8, 2007) that indicate significant amounts of un-mined silver mineralized rock in the Promontorio mine.

San Francisco Gold Forum

Dr. Thomas L. Robyn, Executive Chairman, will speak at the San Francisco Gold Forum 2007 on Wednesday, June 20, 2007, at 2:10 p.m. (Pacific Time). Dr. Robyn will present an overview of the Company's strategy and the development of the full potential of the Bolivar and Cusi properties.

Interested parties may register for the Conference's webcast through the following link http://events.onlinebroadcasting.com/denvergold/061907/index.php. If you are unable to participate during the live webcast, the conference will be available for replay at http://events.onlinebroadcasting.com/denvergold/061907/index.php or in the Investor Relations section of the Dia Bras web site www.diabras.com/presentation.php.

Stock option

The Board granted a total of 250,000 options to purchase common shares in the Company to its new directors, Mr. Mario Caron and Daniel Tellechea. All options have an exercise price of $1.28 and an exercise period of five years.

Method of analysis

The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 18 - 2007

DIA BRAS REPORTS ON HIGH GRADE LENS IN THE TITANIC ZONE AT THE BOLIVAR MINE

Montréal, Québec - June 27, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to report on a high grade lens in the Titanic zone along the Fernandez trend of the Bolivar mine in the State of Chihuahua, Mexico.

"The underground holes were drilled from the mine's level 6 under the Titanic zone, from which more than 9000 tonnes of high grade mineralized rock had been mined out in 2006. They demonstrate strike and down-plunge continuity of the massive sulfide zone that could be open along strike and down dip", said Thomas Robyn, Executive Chairman of Dia Bras.

Underground drill holes DB07BM80, 94, 95, and 96 intercepted the new high grade lens at various angles and indicate a SE striking lens dipping at about 30° to the NE, with a minimum thickness of 5metres. Hole 95, drilled along what could be the longitudinal axis of the mineralized zone, indicates a minimum strike length of 50 metres. Additional drilling is in progress to determine the extent of this zone and evaluate the potential volume of mineralized material. The zone is readily accessible from Level 7 workings.

Hole DB07BM094, from which an intercept of 31.0 metres averaging 4.05% Cu and 22.75% Zn was reported in a previous press release (see press release #15, June 7, 2007), intersected a further 18.4 metres at 1.3% Cu and 8.0% Zn. This brings the total intercept along the drill hole to **49.4 metres at 3.02% Cu and 17.3% Zn.**

Hole DB07BM095, drilled due east and horizontally, intersected 37.2 metres of 1.70% Cu and 1.92% Zn, including a 4.8 metres section averaging 3.68% Cu and 12.84% Zn. Further down, the hole intersected 3.3 metres of 4.73% Cu and 1.45% Zn.

Hole DB07BM080, intersected 7.0 metres at 2.04% Cu and 16.94% Zn. This hole intersected the zone some 15 metres below hole 95.

Hole DB07BM096, drilled up section along a NE azimuth, intersected 15.8 metres of 1.92% Cu and 2.00% Zn, including a 5.1 metres interval that averaged 8.55% Cu and 2.22% Zn. This intersection is estimated to be some 10 to 12 metres above hole 95.

UNDERGROUND DRILLING (see section attached)

	From	To	Interval	Au (ppm)	Ag (ppm)	Cu (%)	Zn (%)
DB07BM080	**9.0**	**16.0**	**7.0**	**0.12**	**29.06**	**2.04**	**16.94**
Including	**9.0**	**13.0**	**4.0**	**0.07**	**24.88**	**3.17**	**29.08**
DB07BM094	**0**	**49.4**	**49.4**	**0.06**	**27.9**	**3.02**	**17.3**
Including (previously announced as hole 97)	**0**	**31.0**	**31.0**	**0.08**	**37.4**	**4.05**	**22.75**
DB07BM095	0.0	37.2	37.2	0.05	20.97	1.70	1.92
Including	**6.90**	**11.7**	**4.8**	**0.08**	**30.70**	**3.68**	**12.84**
And	43.3	46.6	3.3	0.07	35.26	4.73	1.45
DB07BM096	5.20	21.0	15.8	-	22.71	1.92	2.00
Including	**9.20**	**14.30**	**5.10**		**65.14**	**8.55**	**2.22**

METHOD OF ANALYSIS
The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada. François Auclair P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101, has approved the technical content of this news release.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



100.00 msnm
2050.00 m
2000.00 m
1950.00 m
1900.00 m
1850.00 m
1800.00 m
1750.00 m
1700.00 m
1650.00 m
1600.00 m
LR
TITANIC
Sp Cp
LEVEL 1
LEVEL 6
Kpma
Kpsk-hf
KTaf
Kphf-sk
KTGd
Tda
Tdf
Graphic Scale
0
50
100
150
200
250
meters
LEGEND
LITHOLOGY
TERTIARY
Andesitic Dikes
Tdf Felsic Dikes
CRETACEOUS - TERTIARY
KTGd Granodiorite
KTaf Andesitic Flow
CRETACEOUS
Kpsk-hf Potrero Formation, Upper Skarn
Kpma Potrero Fm., US (Marble)
Kphf-sk Potrero Fm., Lower Skarn
MINERALIZATION
Sp Cp Sphalerite-Chalcopyrite
Intersection of mineralization
Drill Hole Done
Drill hole cross the section
Drill hole back of section
Drill hole in front of section
Underground work
BOLIVAR PROJECT
TITANIC
SECTION 10050 N60°E
Looking 330°
Piedras Verdes, Chihuahua, MEXICO

DIA BRAS exploration

For Immediate Release
TSX Venture Exchange - DIB
No. 19 - 2007

DIA BRAS APPOINTS MR. EDUARDO GONZALEZ TO THE BOARD

Montréal, July 24, 2007 - **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce today the appointment of Mr. Eduardo Gonzalez to its Board of Directors, effective July 11, 2007. Mr. Gonzalez has extensive experience in mining business.

Mr. Gonzalez is presently Chief Financial Officer for a privately held bio-fuels company. From March 2005 to June 2007 he was a Director and Vice President, Finance and Chief Financial Officer of Southern Copper Corporation. Mr. Gonzalez has also held top-level positions with Grupo Mexico and was from January 2004 to March 2005 the President and Chief Financial Officer of the Mining Division of Grupo Mexico S. A. B. de C. V. ("AMC"), and Chief Financial Officer from 1999 to March 2003. He had also headed Grupo Mexico S. A. B. de C.V. Treasury and Investor Relations departments from 1999 to 2001. Prior to his time with Grupo Mexico, Mr. Gonzalez was a Senior Associate of McKinsey and Company, Inc. for clients in various countries and industry sectors. Mr. Gonzalez holds two degrees from the University of Arizona, in Economics and Political Science, and a Master's Degree in Business Administration in Finance and International Business from the University of Chicago. He has also completed extensive graduate studies and research in Political Philosophy and European and Union Economics at Oxford University in England.

Thomas L. Robyn, Dia Bras Executive Chairman said: "We are delighted to welcome Mr. Eduardo Gonzalez to the Company's board. His extensive knowledge of the mining business in Mexico will be a major asset for Dia Bras. Recently Dia Bras has recruited other high caliber directors to the Board of Directors, Mario Caron and Daniel Tellechea, and this strengthened board gives the Company a promising future."

The Board granted a total of 150,000 options to purchase common shares in the Company to Mr. Gonzalez. All options have an exercise price of $1.25 and an exercise period of five years.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

Forward-looking statements:
Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS EXPLORATION INC (the 'Company')

Report under
Section 111 of The Securities Act (British Columbia)
Section 141 of The Securities Act (Alberta)
Section 101 of The Securities Act (Ontario)
Section 147 of The Securities Act (Quebec)
National Instrument 62-103

1. **The name and address of the offeror**

   Matterhorn Investment Management LLP of 29 Queen Anne's Gate, London SW1H 9BU, on behalf of non-beneficially owned funds under its discretionary management.

2. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances**

   Matterhorn Investment Management LLP, on behalf of non-beneficially owned funds under its discretionary management, has recently acquired 1,340,800 common shares of Dia Bras Exploration Inc. These shares represent an approximate 1.21% interest in the Company.

3. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

   Non-beneficially owned funds under the discretionary management of Matterhorn Investment Management LLP now hold an interest in 14,810,300 common shares of Dia Bras Exploration Inc, representing approximately 13.36% of the issued and outstanding common shares of the Company on an undiluted basis.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which**

   (i) **the offeror, either alone or together with any any joint actors, has ownership and control**

   Not applicable.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Non-beneficially owned funds under the discretionary management of Matterhorn Investment Management LLP now hold an interest in 14,810,300 common shares of Dia Bras Exploration Inc, representing approximately 13.36% of the issued and outstanding common shares of the Company on an undiluted basis.

5. **Name of the market in which the transaction or occurrence took place**

The trades took place on the TSX Venture Exchange.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

Matterhorn Investment Management LLP holds these shares, on behalf of its non-beneficially owned funds under its discretionary management, for investment purposes only and not with the purpose of influencing the control or direction of the Company. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Not applicable.

8. **The names of any joint actors in connection with the disclosure required by this report**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror**

   Not applicable.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities**

   Not applicable.

Dated at London, United Kingdom this 6th day of July 2007.

for and on behalf of
Matterhorn Investment Management LLP

Name: Ewan Christian
Title : Business Manager

END